Exhibit 1

Table of contents
CORPORATE STRUCTURE	9
GENERAL DEVELOPMENT OF THE BUSINESS	10
Developments – Mines and Projects	10
Developments – Financial	11
DESCRIPTION OF THE BUSINESS	13
Principal Products	13
Specialized Skills and Knowledge	13
Competitive Conditions	13
Operations	14
Technical Information	15
Summary of Mineral Reserve and Mineral Resource Estimates	15
MINERAL PROPERTIES	19
Rainy River Mine, Canada	19
New Afton Mine, Canada	26
Blackwater Project, Canada	33
Cerro San Pedro Mine, Mexico	36
RISK FACTORS	36
NOTES	57
DIVIDENDS	58
DESCRIPTION OF CAPITAL STRUCTURE	58
MARKET FOR SECURITIES	60
DIRECTORS AND OFFICERS	60
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	67
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	67
TRANSFER AGENT AND REGISTRAR	67
MATERIAL CONTRACTS	68
TECHNICAL REPORTS	68
SCHEDULE A Audit Committee Charter	1
SCHEDULE B DEFINITIONS	1
SCHEDULE C ABBREVIATIONS AND MEASUREMENT CONVERSION	1
SCHEDULE D EXCHANGE RATE AND METAL PRICE INFORMATION	1

ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019
All information in this annual information form (“Annual Information Form”) is as at December 31, 2019 unless otherwise indicated.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this Annual Information Form, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this Annual Information Form, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this Annual Information Form include those under the headings “General Developments of the Business”, “Description of the Business” and “Mineral Properties” and include,  among others, statements with respect to: guidance for production, operating expenses per gold equivalent ounce sold, total cash costs, all‐in sustaining costs and capital costs, and the factors contributing to those expected results, as well as expected capital expenditures; mine life; Mineral Reserve and Mineral Resource estimates; grades expected to be mined and milled at the Company’s operations; planned activities for 2020 and beyond at our operations and projects, as well as planned exploration activities and related expenses; expected permitting and development activities for the New Afton C-zone and expected production, costs, economics, grade and other operating parameters of the Rainy River Mine (as defined below) and the New Afton Mine (as defined below); and planned development activities and timing for 2020 and future years at the Rainy River Mine (as defined below) and New Afton Mine (as defined below); and the proposed closing date of the New Afton Transaction (as defined below) and the use of proceeds from the New Afton Transaction.
All forward-looking statements in this Annual Information Form are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this Annual Information Form, New Gold’s annual and quarterly management’s discussion and analysis (“MD&A”) and its Technical Reports (as defined below) filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this Annual Information Form are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expecations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent the Mexican peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other indigenous groups in respect of Rainy River and New Afton Mines, as well as the Blackwater Project (as defined below) being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine described herein being realized; (10) the absence of material negative comments during any applicable regulatory processes, including the permitting process for the New Afton C-zone; (10) in the case of production, cost and expenditure outlooks at operating mines for 2020, commodity prices and exchange rates being consistent with those estimated for the purposes of 2020 guidance; and (12) the New Afton Transaction proceeding as set out in the New Afton PA and the proceeds from the New Afton Transaction being used as described herein.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-zone; the uncertainties inherent to current and future legal challenges to which New Gold is or may become a party; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs or availability of labour, supplies, fuel and equipment; global economic conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River and New Afton Mines and the feasibility study for the Blackwater Project; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision at the Blackwater Project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; uncertainties and  unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the C-zone permitting process; and the New Afton Transaction not closing on the timing described herein or at all and the proceeds from the New Afton Transaction being used as described herein.  In addition, there are risks and hazards associated with the business of mineral exploration, development, construction and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding or drought and gold bullion losses (and, in each case, the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in this Annual Information Form. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.
A significant portion of the historical financial information in this Annual Information Form is derived from New Gold’s audited consolidated financial statements for the year ended December 31, 2019 (a copy of which is available under the Company’s profile on SEDAR at www.sedar.com).  Readers should refer to such financial statements for additional information.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES
Disclosure regarding our mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Annual Information Form, was prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Annual Information Form will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
NON-GAAP MEASURES
Total Cash Costs per Gold Equivalent Ounce
“Total cash costs per gold equivalent ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under International Financial Reporting Standards (“IFRS”). New Gold reports total cash costs on a sales basis and not a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.
Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.
In addition to gold, the Company produces copper and silver. In 2019, Gold equivalent ounces of copper and silver produced or sold in a quarter were computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold equivalent ounces produced or sold in a period longer than one quarter were calculated by adding the number of gold equivalent ounces in each quarter of that period. In 2020, the Company will report gold equivalent ounces using a consistent ratio. Notwithstanding the impact of copper and silver sales, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs that are extracted in its operations.

Previously, New Gold calculated total cash costs per ounce for Rainy River and Cerro San Pedro net of by-product silver sales revenue. New Gold has calculated New Afton total cash costs per ounce net of by-product silver and copper sales revenue for comparative purposes. Total cash costs per gold ounce net of by-product sales are divided by gold ounces sold to arrive at a per ounce figure. New Gold notes that in connection with New Afton, the copper by-product revenue was sufficiently large to result in a negative total cash cost on a single mine basis.
To provide additional information to investors, New Gold has also calculated total cash costs at New Afton on an individual co-product basis which apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold’s financial statements filed at www.sedar.com.
Sustaining Capital
"Sustaining capital" is a non-GAAP financial measure as well as “sustaining lease”. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a capital lease payment that is sustaining in nature. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining or growth capital. Management uses sustaining capital and other sustaining costs, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. Sustaining capital and sustaining lease are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Further details regarding sustaining capital and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold’s financial statements filed at www.sedar.com.
Growth Capital
"Growth capital" is a non-GAAP financial measure. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine growth capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are sustaining capital. Growth capital is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Further details regarding growth capital and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold’s financial statements filed at www.sedar.com.

All-in Sustaining Costs per Gold Equivalent Ounce
“All-in sustaining costs per gold equivalent ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses all-in sustaining costs, together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.
All-in sustaining costs per gold equivalent ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
New Gold defines all-in sustaining costs per gold equivalent ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The table “Sustaining Capital Expenditure Reconciliation” in the MD&A reconciles New Gold’s sustaining capital to its cash flow statement.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. In 2019, Gold equivalent ounces of copper and silver produced or sold in a quarter were computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold equivalent ounces produced or sold in a period longer than one quarter were calculated by adding the number of gold equivalent ounces in each quarter of that period. In 2020, the Company will report gold equivalent ounces using a consistent ratio.
Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.
Previously New Gold calculated all-in sustaining costs per ounce for Rainy River and Cerro San Pedro net of by-product silver sales revenue. New Gold has calculated New Afton all-in sustaining costs per ounce net of by-product silver and copper sales revenue for comparative purposes. All-in sustaining costs per gold ounce net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. New Gold notes that in connection with New Afton, the copper by-product revenue was sufficiently large to result in a negative all in sustaining cost.

To provide additional information to investors, New Gold has also calculated New Afton all-in sustaining costs per ounce on an individual co-product basis, which apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.  Further details regarding all in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold’s financial statements filed at www.sedar.com.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
All dollar amounts referenced in this Annual Information Form are in United States dollars unless otherwise indicated.   Canadian dollars are referred to as “Canadian dollars” or “C$”.  See Schedule D of this Annual Information Form for applicable exchange rate information.
TECHNICAL INFORMATION
The scientific and technical information relating to the Mineral Reserves contained herein has been reviewed and approved by Andrew Croal, Director, Technical Services for the Company. The scientific and technical information relating to the Mineral Resources contained herein has been reviewed and approved by Michele Della Libera, Director, Exploration for the Company. All other scientific and technical information in this Annual Information Form has been reviewed and approved by Mr. Eric Vinet, Vice President, General Manager, Rainy River for the Company. Mr. Croal is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Della Libera is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Engineers and Geoscientists British Columbia. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Croal, Mr. Della Libera and Mr. Vinet are "Qualified Persons" for the purposes of NI 43-101. To the Company’s knowledge, each of the aforementioned persons holds less than 1% of the outstanding securities of the Company.
The estimates of Mineral Reserves and Mineral Resources discussed in this Annual Information Form may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. New Gold’s current NI 43-101 Technical Reports, which are available at www.sedar.com, contain further information regarding Mineral Reserve and Mineral Resource estimates, classification, reporting parameters, key assumptions and risks for each of New Gold's material mineral properties. See “Technical Reports” on page 68.
ADDITIONAL INFORMATION
Additional information about the Company, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, may be found in the Management Information Circular of the Company for its most recent annual meeting of shareholders and other continuous disclosure documents of the Company filed on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited consolidated financial statements and MD&A for the three months and year ended December 31, 2019.  These documents and other information about the Company are also available under the Company’s profile on SEDAR at www.sedar.com.

CORPORATE STRUCTURE
The Company was incorporated on January 31, 1980 as DRC Resources Corporation under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the Business Corporations Act (British Columbia).  On May 4, 2005, the shareholders of the Company passed a special resolution to remove the pre-existing company provisions and adopt new articles. On June 1, 2005 the Company changed its name to New Gold Inc.  Effective January 1, 2012, New Gold amalgamated with its wholly owned subsidiaries Silver Quest Resources Ltd. (“Silver Quest”), Geo Minerals Ltd. (“Geo”) and Richfield Ventures Corp. (“Richfield”).  The amalgamated company continued as New Gold Inc.  Effective October 1, 2014, New Gold amalgamated with its wholly owned subsidiaries Rainy River Resources Ltd. (“RRRL”) and 0608457 B.C. Ltd, with the amalgamated company continuing as New Gold Inc. On January 1, 2016, New Gold amalgamated with its wholly owned subsidiaries Peak Gold Ltd. and New Gold Bayfield Corp. The amalgamated company continued as New Gold Inc.
The registered office of the Company is Suite 610, 1100 Melville Street, Vancouver, British Columbia V6E 4A6, Canada and its head office is at Suite 3320, 181 Bay Street, Toronto, Ontario, M5J 2T3, Canada.
As at the date of this Annual Information Form, the Company does not have any material subsidiaries.  The Rainy River Mine, New Afton Mine and Blackwater Project are all held by New Gold Inc.
In this Annual Information Form, except as otherwise required by the context, reference to “New Gold” or the “Company” means, collectively, New Gold Inc. and its subsidiaries.
GENERAL DEVELOPMENT OF THE BUSINESS
New Gold is a Canadian-focused intermediate gold mining company engaged in the exploration, development and operation of mineral properties. New Gold currently has the following mines and development projects which are described in greater detail in the “Mineral Properties” section of this Annual Information Form:
●	100% interest in the Rainy River gold-silver mine in Ontario, Canada (“Rainy River Mine”)
●	100% interest in the New Afton gold-copper mine British Columbia, Canada (“New Afton Mine”)
●	100% interest in the Blackwater gold-silver project in British Columbia, Canada (“Blackwater Project”)
New Gold also owns a 100% interest in the Cerro San Pedro gold-silver mine in San Luis Potosí, Mexico (“Cerro San Pedro Mine”), which concluded active mining in June 2016 and transitioned to reclamation in December 2018.

New Gold has been engaged in the acquisition, exploration and development of natural resource properties since 1980.  The Company’s current structure arose through two accretive business combinations in mid-2008 and mid-2009. New Gold is continually working to maximize shareholder value through diversified production, maintaining an attractive risk profile and enhancing growth potential in a safe and an environmentally and socially responsible manner.
DEVELOPMENTS – MINES AND PROJECTS
Rainy River Mine
The first gold pour at the Rainy River Mine occurred on October 5, 2017 and commercial production was achieved on October 19, 2017.
On February 13, 2020, the Company announced completion of a new life of mine plan for the Rainy River Mine.  Taking into account cost and productivity information obtained since the start of commercial production, the new open pit mine plan is based on a smaller pit, giving a significant reduction in total waste mined and a strip ratio (including overburden) of 2.53:1.  For underground mining, individual zones were re-evaluated and only those making a positive economic contribution were included in the mine plan.  The smaller pit and reduced underground development results in a shorter mine life, extending to 2028, but also lowers capital requirements to increase expected free cash-flow over the life of mine. See “Rainy River Mine, Canada – Mining Operations” on page 24 and “Technical Reports” on page 68.

New Afton Mine
In January 2019, the Company announced it would re-launch an internally funded development program for the C-zone. C-zone is the down plunge extension of the B-zone block cave that is currently being mined.  On February 13, 2020 the Company announced completion of a new life of mine plan for the New Afton Mine that, among other things, provided further definition of the C-zone, integrating the B3 and C-zone into the mine plan and extending mine life to 2030. The C-zone development is expected to be self-funded during the period of 2020-2024 through cash flow from mine operations at $1,300 per gold ounce and $3.00 per copper pound as well as at $1,550 per gold ounce and $2.75 per copper pound. Geotechnical studies were conducted with the objective of enhancing the mine plan and subsidence control.  The plan includes ‘thickened and amended tailings’ (“TAT”) to increase tailings stability.  See “New Afton Mine, Canada – Mining Operations” on page 30 and “Technical Reports” on page 68.

On February 24, 2020, the Company entered into a strategic partnership through a purchase agreement (the “New Afton PA”) with 2742150 Ontario Limited, an affiliate of Ontario Teachers Pension Plan (“Ontario Teachers’”). Under the terms of the New Afton PA, Ontario Teachers’ has agreed to acquire a 46.0% free cash flow interest in the New Afton Mine with an option (the “JV Interest Option”) to convert the interest into a 46.0% joint venture interest in four years, or have their interest remain as a free cash flow interest at a reduced rate of 42.5%, for upfront cash proceeds of $300 million payable upon closing of the transaction (the “New Afton Transaction”). The JV Interest Option will be exercisable during a 60-day period immediately after the fourth anniversary of the effective date of the transaction.  The proceeds from the New Afton Transaction will be used to improve the Company’s financial flexibility and to reduce the Company’s net indebtedness. In addition, the New Afton PA gives the Company an overriding buyback option to re-acquire 100% of the New Afton Mine during the JV Interest Option exercise period.  The New Afton Transaction agreements set out certain governance rights and protections for Ontario Teachers’ in relation to the operation of New Afton, including establishment of an advisory committee to assist with operation and budgetary decisions.  However, the Company retains operating control over New Afton while Ontario Teachers holds the free cash flow interest, including during development of the C-Zone as the mine transitions to expand its operating mine life. The New Afton Transaction is expected to close on or about March 31, 2020.
Peak Mines
On November 20, 2017, New Gold announced that it had entered into an agreement with Aurelia Metals Limited to sell its 100% interest in the Peak gold-copper mines in New South Wales, Australia (“Peak Mines”) for cash consideration of $58 million. The transaction closed on April 10, 2018.

Mesquite Mine
On September 19, 2018, New Gold announced that it had entered into an agreement with Equinox Gold Ltd. to sell its 100% interest in the Mesquite gold mine in California (“Mesquite Mine”) for cash consideration of $158 million. The transaction closed on October 30, 2018.
Blackwater Project
On April 15, 2019, the federal Minister of Environment and Climate Change issued a positive Decision Statement regarding the Blackwater Project’s Environmental Assessment (“EA”).  Furthermore, on June 24, 2019, the British Columbia Ministers of Environment and Climate Change Strategy and Energy, Mines, and Petroleum Resources issued an EA certificate for the Blackwater Project.
On April 18, 2019, the Company entered into a trilateral participation agreement with the Lhoosk’uz Dene First Nation and Ulkatcho First Nation, the two Indigenous groups whose traditional territories overlap the Blackwater Project’s mine site. Engagement and negotiations with other First Nations continue.
Sale of El Morro Stream
In February 2017, New Gold sold a 4% stream on gold production from the El Morro Project to Goldcorp Inc. for $65 million. New Gold had acquired the stream through the sale of its 30% interest in the El Morro Project to an affiliate of Goldcorp Inc. in November 2015.
DEVELOPMENTS – FINANCIAL
Credit Facility
The Company has a $400 million revolving secured credit facility with a syndicate of banks led by The Bank of Nova Scotia and RBC Capital Markets (the “Credit Facility”). The Credit Facility was originally entered into in August 2014 and was amended in November 2015, February 2016, October 2016, May 2017, June 2017, amended and restated in October 2018, and further amended in March 2020 to account for the New Afton Transaction.
Senior Notes
On May 18, 2017, New Gold announced that it had completed an offering of $300 million aggregate principal amount of 6.375% Senior Notes due 2025. The Company used the net proceeds from the offering, together with cash on hand, to fund the redemption of all of its then outstanding $300 million 7.00% Senior Notes due 2020.
In September and October 2019, the Company repurchased $100 million of the 6.25% Senior Notes due in 2022 for cancellation.
Gold and Copper Hedging
In June 2017, New Gold purchased put options with a strike price of $1,250 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering 120,000 ounces of gold. These contracts covered 20,000 ounces of gold per month for the last six months of 2017.
In December 2018, New Gold purchased put options with a strike price of $1,230 per ounce covering 192,000 ounces of gold and simultaneously sold call options with a strike price of $1,300 per ounce covering 192,000 ounces of gold. These contracts covered 16,000 ounces of gold per month for 2019.

In May 2019, New Gold purchased put options with a strike price of $1,300 per ounce covering 72,000 ounces of gold and simultaneously sold call options with a strike price of $1,355 per ounce covering 72,000 ounces of gold. These contracts covered 12,000 ounces of gold per month between January 2020 and June 2020.
 In June 2019, New Gold purchased put options with a strike price of $1,300 per ounce covering 96,000 ounces of gold and simultaneously sold call options with a strike price of $1,415 per ounce covering 96,000 ounces of gold. These contracts covered 16,000 ounces of gold per month between July 2020 and December 2020.
In February 2017, New Gold fixed the price for 43.7 million pounds of the Company’s copper production in the second half of 2017 at $2.73 per pound using swap contracts that settled against the monthly average London Metals Exchange price.  The swap contracts covered 7.3 million pounds of copper per month from July through December 2017.
In October 2017, New Gold purchased put options with a strike price of $3.00 per pound covering 60 million pounds of the Company’s copper 2018 production and simultaneously sold call options with a strike price of $3.37 per ounce covering 60 million pounds of its 2018 production.
 In December 2018, New Gold purchased put options with a strike price of $2.50 per pound covering 21,600 tonnes of the Company’s copper 2019 production and simultaneously sold call options with a strike price of $3.00 per ounce covering 21,600 tonnes of its 2019 production.
Equity Offerings
On February 22, 2017, New Gold announced that it had entered into an agreement with a syndicate of underwriters (the “Underwriters”) pursuant to which they agreed to purchase, on a bought deal basis, 53,600,000 of the Company’s common shares (“Common Shares”) at a price of $2.80 per share (the “Offering”), for aggregate gross proceeds to the Company of approximately $150 million. In addition, the Company agreed to grant to the Underwriters an option to purchase up to an additional 8,040,000 Common Shares at a price of $2.80 per share, on the same terms and conditions as the Offering, which was exercised in full by the Underwriters.  The Offering closed on March 10, 2017.  The aggregate gross proceeds of the Offering to the Company were approximately $173 million and proceeds net of underwriting fees and expenses were approximately $164.5 million.
On August 8, 2019, New Gold announced that it had entered into an agreement with a syndicate of underwriters (the “Underwriters”) pursuant to which they agreed to purchase, on a bought deal basis, 93,750,000 of the Company’s common shares (“Common Shares”) at a price of $1.60 per share (the “Offering”), for net proceeds to New Gold of approximately $107 million (gross proceeds of C$150 million less equity issuance costs). The Offering closed on August 30, 2019.
DESCRIPTION OF THE BUSINESS
The Company’s principal operating assets consist of the Rainy River Mine and New Afton Mine in Canada.  New Gold also owns the Blackwater Project in Canada, as well as the Cerro San Pedro Mine in Mexico, which transitioned to reclamation in December 2018. For purposes of NI 43-101, the Company considers the Rainy River Mine and the New Afton Mine to be its material properties.
New Gold is continually working to maximize shareholder value through diversified production, maintaining an attractive risk profile and enhancing growth potential in a safe and an environmentally and socially responsible manner.

Refer to the Company’s MD&A for the year ended December 31, 2019, available under the Company’s profile on SEDAR at www.sedar.com, for a detailed description of the Company’s business, including each of its operating segments.
PRINCIPAL PRODUCTS
The Company’s principal products are gold and copper, which generally require refining or smelting to become marketable metal.  With respect to Rainy River, the Company uses the services of refiners to refine gold doré.  The refined gold is sold to bullion banks or gold trading counterparties at market prices, though in some cases the Company sells doré to such banks and counterparties with delivery to the refinery.  The New Afton Mine produces copper concentrate, which is sold to various smelters or concentrate marketing firms.  The Company has also entered into financial instruments, such as option or swap contracts, for the purpose of hedging gold and copper prices – see “Developments – Financial” on page 11.  There are worldwide gold and copper markets into which the Company can sell and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold and copper that it produces. Further, due to the availability of alternative refineries, smelters and concentrate marketing firms, the Company is not dependent on the services on any one refiner, smelter or concentrate marketing firm.
SPECIALIZED SKILLS AND KNOWLEDGE
All aspects of New Gold’s business require specialized skills and knowledge. Such required areas of specialized skills and knowledge include geology, drilling, Mineral Resource estimation, mine planning and Mineral Reserves estimation, metallurgy, engineering, construction, technology, maintenance skills, capital management, community and public relations, regulatory compliance, legal and accounting.
COMPETITIVE CONDITIONS
The precious and base mineral exploration and mining business is competitive.  The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties.  The ability of the Company to acquire mineral properties in the future will depend on its ability to develop its present properties, and on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.
OPERATIONS
Mineral Reserves and Mineral Resources
The Company has the following Mineral Reserves and Mineral Resources: gold and silver at the Rainy River Mine; gold, copper and silver at the New Afton Mine; and gold and silver at the Blackwater Project.  See “Summary of Mineral Reserve and Mineral Resource Estimates” on page 16.
Foreign Operations
The Company currently owns 100% of the Cerro San Pedro Mine in Mexico, which completed active mining in June 2016 and transitioned to reclamation in December 2018. Operations may be affected in varying degrees by factors such as government regulations (or changes to such regulations or the application of regulations) with respect to environmental legislation, land use, water use, and land claims of local people. The impact of these factors cannot be accurately predicted. See “Risk Factors – Foreign Operations” on page 56.

Employees
As at December 31, 2019, the Company had the following employees:
Location	Employees
Corporate Office	33
Rainy River Mine	809
New Afton Mine	491
Cerro San Pedro Mine(1)	123
Blackwater Project	4
Total	1,337
(1)	As at December 31, 2019, 62 employees at the Cerro San Pedro Mine belonged to a union.

Environmental Protection and Social and Environmental Practices
New Gold is committed to excellence in sustainability. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business.  New Gold aims to achieve these objectives through the protection of the health and well-being of its people and host communities as well as maintaining industry leading practices in the areas of environmental stewardship and community engagement and development.  New Gold’s policies and practices are guided by the principles of the United Nations Global Compact with reference to human rights, labour, environmental stewardship and anti-corruption. As a member of the Mining Association of Canada (“MAC”), New Gold’s operations adopt the MAC’s Towards Sustainable Mining protocols which form part of the New Gold Environmental Management Standards and Community Engagement and Development Management Standards.
New Gold’s sustainability objectives include promoting and protecting the welfare of its employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and supported to realize their full potential. New Gold believes that people are its most valuable assets and strives to create a culture of diversity and inclusiveness that begins at the top and is reflected in its hiring, promotion and overall human resources practices. New Gold encourages tolerance and respect in worker-to-worker relationships. The Company strives to be an employer of choice through the provision of competitive wages and benefits, the implementation of policies that recognize and reward employee performance, and promotion from within wherever possible.
The Company is committed to preserving the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – the Company is committed to excellence in environmental management. Prior to commencing significant construction activities, New Gold carries out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations, it promotes the efficient use of raw materials and resources, works to minimize environmental impacts and maintains robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a level of productivity equivalent to its pre-mining capacity or to an alternative land use determined through consultation with regulatory authorities and the communities of interest.
New Gold is committed to establishing relationships with host communities based on mutual benefit and active engagement with these communities to contribute to their sustainability. Wherever the Company’s operations interact with Indigenous peoples, New Gold promotes understanding of, and respect for, traditional values, customs and culture and takes meaningful action to consider the interests of Indigenous peoples. New Gold aims to foster open communication with local residents and community leaders so that issues can be resolved collaboratively. The Company believes that by thoroughly understanding the people, their histories, and their needs and aspirations, it can engage in a meaningful and sustainable development process.

The Company’s mining, exploration and development activities are subject to various federal, provincial, state, county and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.  In all jurisdictions where New Gold operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation.
Management estimates the reclamation and closure cost obligations for all of its properties is $107.0 million as at December 31, 2019.  Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 18 of the Company’s audited consolidated financial statements for the year ended December 31, 2019. As at December 31, 2019, the Company had posted letters of credit or other financial assurance in an aggregate amount of $118.9 million to address these liabilities.
TECHNICAL INFORMATION
CIM Standards Definitions
New Gold’s estimates of Mineral Reserves and Mineral Resources have been calculated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”).
Technical Terms and Abbreviations
Unless otherwise defined, technical terms used in this Annual Information Form are set out in Schedule B and abbreviations terms used are defined in Schedule C.

SUMMARY OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES
New Gold’s Mineral Reserve estimates as at December 31, 2019 are presented in the following table.
MINERAL RESERVES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Open Pit Mineral Reserves
Direct processing
Proven	15,700	1.21	2.4	-	612	1,187	-
Probable	30,675	1.15	2.5	-	1,136	2,416	-
Open Pit P&P (direct proc.)	46,375	1.17	2.4	-	1,748	3,602	-
Low grade
Proven	5,702	0.35	1.9	-	65	341	-
Probable	15,470	0.35	2.2	-	172	1,076	-
Open Pit P&P (low grade)	21,172	0.35	2.1	-	237	1,417	-
Stockpile
Proven	5,928	0.53	1.1	-	102	211	-
Probable	-	-	-	-	-	-	-
Open Pit P&P (stockpile)	5,928	0.53	1.1	-	102	211	-
Open Pit Total Mineral Reserves	73,476	0.88	2.2	-	2,087	5,231	-
Underground
Proven	-	-	-	-	-	-	-
Probable	4,096	4.17	7.8	-	549	1,034	-
Underground P&P (direct proc.)	4,096	4.17	7.8	-	549	1,034	-
Combined Direct proc. & Low grade
Proven	27,331	0.88	2.0	-	779	1,740	-
Probable	50,240	1.15	2.8	-	1,857	4,526	-
Total Rainy River Mineral Reserves	77,572	1.06	2.5	-	2,636	6,265	-
NEW AFTON
A&B Zones
Proven	-	-	-	-	-	-	-
Probable	20,213	0.55	1.9	0.73	357	1,234	323
C Zone
Proven	-	-	-	-	-	-	-
Probable	27,088	0.74	1.8	0.80	648	1,610	478
Total New Afton Mineral Reserves	47,302	0.66	1.9	0.77	1,005	2,844	802
BLACKWATER
Direct processing Reserves
Proven	124,500	0.95	5.5	-	3,790	22,100	-
Probable	169,700	0.68	4.1	-	3,730	22,300	-
P&P (direct proc.)	294,300	0.79	4.7	-	7,510	44,400	-
Low grade Reserves
Proven	20,100	0.50	3.6	-	330	2,300	-
Probable	30,100	0.34	14.6	-	330	14,100	-
P&P (low grade)	50,200	0.40	10.2	-	650	16,400	-
Combined Direct proc. & Low grade
Proven	144,600	0.88	5.3	-	4,110	24,400	-
Probable	199,800	0.63	5.7	-	4,050	36,400	-
Total Blackwater Mineral Reserves	344,400	0.74	5.5	-	8,170	60,800	-
TOTAL PROVEN & PROBABLE MINERAL RESERVES					11,811	69,909	802

Measured and Indicated Mineral Resources
Mineral Resource estimates as at December 31, 2019 are presented in the following tables:
MEASURED & INDICATED MINERAL RESOURCES (Exclusive of Mineral Reserves)

		Metal grade			Contained metal

	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
High and Medium grade Mineral Resources
Open Pit
Measured	695	1.46	2.9	-	33	64	-
Indicated	4,813	1.18	3.4	-	182	531	-
Open Pit M&I (High and medium grade)	5,508	1.21	3.4	-	214	596	-
Underground
Measured	-	-	-	-	-	-	-
Indicated	14,866	3.49	9.1	-	1,669	4,331	-
Underground M&I	14,866	3.49	9.1	-	1,669	4,331	-
Low grade Mineral Resources
Open Pit
Measured	293	0.34	1.9	-	3	18	-
Indicated	2,460	0.34	2.2	-	27	175	-
Open Pit M&I (High, medium and low grade)	2,753	0.34	2.2	-	30	193	-
Combined M&I
Measured	988	1.13	2.6	-	36	82	-
Indicated	22,139	2.64	7.1	-	1,878	5,037	-
Total Rainy River M&I	23,127	2.57	6.9	-	1,914	5,120	-
NEW AFTON
A&B Zones
Measured	17,013	0.63	1.7	0.83	346	940	312
Indicated	9,759	0.44	2.6	0.71	138	825	154
A&B Zone M&I	26,773	0.56	2.1	0.79	484	1,765	466
C-zone
Measured	6,116	0.78	2.0	0.94	154	401	126
Indicated	12,727	0.71	2.1	0.83	292	852	233
C-zone M&I	18,843	0.74	2.1	0.86	446	1,254	359
HW Lens
Measured	-	-	-	-	-	-	-
Indicated	11,362	0.51	2.0	0.44	187	738	109
HW Lens M&I	11,362	0.51	2.0	0.44	187	738	109
Combined M&I
Measured	23,154	0.67	1.8	0.86	500	1,345	438
Indicated	33,854	0.57	2.2	0.66	617	2,409	495
Total New Afton M&I	57,008	0.61	2.1	0.74	1,118	3,754	933
BLACKWATER
Direct processing Mineral Resources
Measured	288	1.39	6.6	-	13	61	-
Indicated	45,440	0.84	4.7	-	1,227	6,866	-
M&I (direct proc.)	45,728	0.84	4.7	-	1,240	6,927	-
Low grade Mineral Resources
Measured	11	0.29	7.4	-	-	3	-
Indicated	15,831	0.32	3.9	-	162	1,985	-
M&I (low grade)	15,842	0.32	3.9	-	162	1,988	-
Total Blackwater M&I	61,570	0.71	4.5	-	1,402	8,915	-
TOTAL M&I MINERAL RESOURCES					4,434	17,788	933

Inferred Mineral Resources
INFERRED MINERAL RESOURCES
	Metal grade				Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
High and Medium grade Resources
Open Pit	2,015	0.61	1.8	-	39	114	-
Underground	1,297	3.76	3.5	-	157	146	-
Total Direct Processing	3,312	1.84	2.4	-	196	260	-
Low grade Resources
Open Pit	167	0.35	1.4	-	2	8	-
Rainy River Inferred	3,479	1.77	2.4	-	198	268	-
NEW AFTON
A&B Zones	6,367	0.34	1.3	0.35	70	272	49
C-zone	7,650	0.41	1.3	0.47	101	316	71
HW Lens	3	0.49	0.6	0.19	-	-	-
New Afton Inferred	14,022	0.38	1.3	0.42	172	589	121
BLACKWATER
Direct processing	13,933	0.76	4.0	-	341	1,792	-
Low grade Resources	4,225	0.32	3.5	-	44	475	-
Blackwater Inferred	18,158	0.66	3.9	-	385	2,267	-
TOTAL INFERRED MINERAL RESOURCES					754	3,124	121
Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

Notes to Mineral Reserve and Resource Estimates
1.	New Gold’s Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Standards (2014), which are incorporated by reference in NI 43-101.
2.	All Mineral Reserve and Mineral Resource estimates for New Gold’s properties and projects are effective as at December 31, 2019.
3.	New Gold’s year-end 2019 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange (FX) rate criteria:
	Gold $/ounce	Silver $/ounce	Copper $/pound	FX CAD:USD
Mineral Reserves	$1,275	$17.00	$3.00	$1.30
Mineral Resources	$1,375	$19.00	$3.25	$1.30

4.	Cut-offs for the Company’s Mineral Reserves and Mineral Resources are outlined in the following table:
Mineral Property		Mineral Reserves Lower cut-off	Mineral Resources Lower Cut-off
Rainy River	O/P direct processing:	0.46 – 0.49 g/t AuEq	0.44 – 0.45 g/t AuEq
	O/P low grade material:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	2.20 g/t AuEq	2.00 g/t AuEq
New Afton	Main Zone – B1 & B2 Blocks:	USD$ 21.00/t	All Resources: 0.40% CuEq
	B3 Block & C-zone:	USD$ 24.00/t
Blackwater	O/P direct processing:	0.26 – 0.38 g/t AuEq	All Resources: 0.40 g/t AuEq
	O/P low grade material:	0.32 g/t AuEq

5.
New Gold reports its Measured and Indicated Mineral Resources exclusive of Mineral Reserves. Measured and Indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a greater amount of uncertainty as to their existence and technical feasibility, do not have demonstrated economic viability, and are likewise exclusive of Mineral Reserves.  Numbers may not add due to rounding.

6.
Mineral Resources are classified as Measured, Indicated and Inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods considered to be most suitable to their potential commercial extraction. The designators ‘open pit’ and ‘underground’ may be used to indicate the envisioned mining method for different portions of a Resource. Similarly, the designators ‘direct processing’ and ‘lower grade material’ may be applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored separately for future processing. Mineral Reserves and Mineral Resources may be materially affected by metallurgical, environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding mineral reserve and mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s material properties are provided in the respective NI 43-101 Technical Reports, which are available on the Company’s SEDAR profile available at www.sedar.com.

7.
The preparation of New Gold's consolidated statement and estimation of Mineral Reserves has been completed under the oversight and review of Mr. Andrew Croal, Director of Technical Services for the Company. Mr. Croal is a Professional Engineer and member of the Association of Professional Engineers Ontario. Preparation of New Gold’s consolidated statement and estimation of Mineral Resources has been completed under the oversight and review of Mr. Michele Della Libera, Director, Exploration for the Company. Mr. Della Libera is a Professional Geoscientist and member of the Association of Professional Geoscientists of Ontario and of the Engineers and Geoscientists of British Columbia. Mr. Croal and Mr. Della Libera are "Qualified Persons" as defined by NI 43-101.

MINERAL PROPERTIES
RAINY RIVER MINE, CANADA
Project Description, Location, Access and Other Information
The Rainy River Mine is located in the southern half of Richardson Township, approximately 50 kilometres northwest of Fort Frances in northwestern Ontario, Canada.  Regional population centres Kenora and Thunder Bay lie 162 kilometres to the north and 418 kilometres to the east, respectively.  Access to the mine area is via secondary all-weather roads branching off Trans-Canada Highways 11 and 71.  An east-west rail line is located 21 kilometres to the south, populated by a number of small towns and villages.  Temperature extremes generally range from 35 degrees Celsius to minus 40 degrees Celsius.  Annual precipitation averages approximately 60 centimetres rainfall and 150 centimetres snowfall.  Mining activities are conducted year-round.
Terrain in the vicinity of the Rainy River Mine is dominated by a distinct northwest to southeast divide known as the Rainy Lake-Lake of the Woods Moraine. Topography is relatively gentle, with relief ranging from zero southwest of the divide to up to 90 metres northeast of the divide.  In areas of low relief, bedrock typically is overlain by glacial till, thick silts and clays and, in poorly drained areas, by thick peat.

The Rainy River Mine land package comprises a portfolio of 210 patented mining rights, surface rights and Crown Lease properties, covering an aggregate area of approximately 36,762 ha. The mine area comprises 119 separate properties of which New Gold has the rights to the surface land and underlying minerals, covering approximately 6,077 ha. The total Rainy River Mine land package also includes approximately 2,800 ha. of land for additional mine infrastructure outside of the mine area, principally a power line connecting to the provincial transmission line approximately 17 kilometres to the east.
All mineral tenures are held in the name of New Gold. A portion of the Rainy River Mine land package is covered by either a 2% NSR royalties or 10% net profits interest royalties. In addition, New Gold has agreed to financial participation in the Rainy River Mine in the form of royalties in favour of certain First Nations.
In July 2015, New Gold entered into a $175 million streaming agreement with Royal Gold A.G. a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”) in which Royal Gold agreed to provide New Gold with an upfront deposit of $175 million, which was used for the development of the Rainy River Mine, in return for: (i) 6.5% of the Rainy River Mine’s gold production up to a total of 230,000 ounces of gold, and 3.25% of the Rainy River Mine’s gold production thereafter; and (ii) 60% of the Rainy River Mine’s silver production up to a total of 3.1 million ounces of silver, and 30% of the Rainy River Mine’s silver production thereafter.  In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream.
History
Exploration commenced in the Rainy River area during the period 1967 to 1989, during which time the Ontario Geological Survey conducted sporadic geologic mapping, and companies including Noranda, International Nickel Corporation of Canada, Hudson’s Bay Exploration and Development and Mingold Resources were active in the area.
Nuinsco Resources Limited (“Nuinsco”) initiated exploration of the area in 1990.  During the period 1993 through 2004, Nuinsco engaged in geologic mapping, geochemical grid sampling, magnetic and IP geophysical surveys and Landsat remote sensing studies.  Additionally, Nuinsco completed 597 reverse circulation holes and 217 diamond drill holes (49,515 metres) during the period.  The program resulted in the discovery of three significant zones of gold mineralization (the 17, 34 and 433 Zones).  Nuinsco drilled a final eight diamond drill holes (1,549 metres) in 2004 to test the depth continuity of the 34 Zone.
RRRL acquired a 100% interest in the Rainy River Mine from Nuinsco in June 2005.  RRRL re-logged portions of historical core, established a GIS database, conducted petrographical studies, and carried out airborne and ground-based geophysical surveys.  During the period 2005 through 2007, RRRL drilled more than 100 reverse circulation holes and 209 diamond drill holes (95,340 metres).  Additional diamond drilling by RRRL from 2008 through February 2011 totaled 449 diamond drill holes (239,329 metres) and 375 diamond drill holes (181,682 metres) drilled from March to December 2011.  RRRL published a Feasibility Study for the Rainy River Mine in May 2013 based on 1,435 diamond drill holes (662,849 metres) representing drill results through June 10, 2012.
RRRL drilled an additional 225 diamond drill holes (77,969 metres) between August 2012 and June 2013, focusing on the Intrepid Zone situated one kilometre east of the proposed open pit.  By June 2013, a number of significant gold mineralized zones had been defined over a 3.5-kilometre strike length.  New Gold acquired the Rainy River Mine through its purchase of RRRL in 2013.  New Gold completed an updated Feasibility Study in January 2014 incorporating the previous exploration results. In 2015, New Gold acquired Bayfield Ventures Ltd. (“Bayfield”), which held a 100% interest in six patented mining rights claims and six unpatented claims totaling approximately 11 square kilometres adjacent to the Rainy River Mine.

Geological Setting, Mineralization and Deposit Types
The Rainy River Mine lies within the Rainy River Greenstone Belt, part of the larger Late Archean age Wabigoon Subprovince of komatiitic to calc-alkaline metavolcanics overlain by clastic and chemical sediments and intruded by granitoid batholiths.  The intrusions deformed their host rocks into synformal fold structures, often producing shear zones along the axial planes.  Rocks within the immediate area of the mine comprise a series of tholeiitic mafic rocks structurally overlain by calc-alkalic intermediate to felsic metavolcanic rocks. Rocks of intermediate dacitic composition host most of the gold mineralization.
In much of the mine area and surrounding region the Archean metavolcanic and sedimentary rocks are overlain by a sequence of unconsolidated Mesozoic and Quaternary age glacial sediments and tills containing locally anomalous concentrations of detrital gold, auriferous pyrite and copper-zinc sulphides derived from the underlying mineralized bedrock.  This sequence is in turn overlain by a younger sequence of glacially-derived clays, silts and till that are devoid of any anomalous detrital gold or sulphides.
Four main styles of gold and silver mineralization have been identified at Rainy River: gold-bearing sulphide ± quartz stringers and veins in felsic quartz-phyric rocks (ODM/17 and 34, Beaver Pond, 433 and HS Zones); quartz-ankerite-pyrite shear veins in mafic volcanic rocks (CAP/South Zone); sulphide-bearing silver-enriched quartz veinlets in dacitic tuffs and breccias (Intrepid Zone) and copper-nickel-platinum group metals mineralization hosted in a small younger mafic-ultramafic intrusion (34 Zone) situated within the main cluster of gold and silver deposits.  All deposits show some degree of deformation, excepting the copper-nickel-platinum-bearing type.  Most of the gold mineralization identified to date occurs in the sulphide-bearing stringers and veins within the felsic quartz-phyric rocks.
Mineralized zones hosted by the felsic rocks generally follow the regional northwesterly strike and southerly dip of stratigraphy.  The largest of these is the ODM/17 Zone which extends 1600 metres along strike, 975 metres down dip, and over a true width of 200 metres.
The Rainy River mineralization is interpreted to be a hybrid deposit type consisting of early gold-rich volcanogenic sulphide mineralization overprinted by shear-hosted mesothermal gold mineralization associated with regional deformation.  A final stage of hydrothermal mineralization in the main auriferous zones crosscuts both types of earlier mineralization.
Exploration and Drilling
Exploration targeting and drilling undertaken in the Rainy River project area of the mine prior to New Gold’s acquisition of the property through its acquisition of RRRL are summarized in the section entitled “History”.
Since New Gold’s acquisition of RRRL, the Company has focused its exploration efforts within a five kilometre radius of the central mine development area. From January 2014 through December 2018, a total of 96,750 metres of core drilling in 353 holes has been completed to delineate and improve estimation confidence for the classified Mineral Resource both laterally and at depth, and to provide geotechnical information for the mining operation. The results of this drilling in combination with the historic drilling described above provide the basis for the current Mineral Resource and Mineral Reserve estimates.
During 2019, the Company finalized an exploration drilling program to test the potential for additional gold resources in the area located immediately to the north of the Intrepid ore body and adjacent to the mill processing facility. Six diamond core drill holes for a total of 3,358 meters were completed in summer 2019.

Drilling procedures conducted by Nuinsco from 1994 to 1998 are not well documented.  Drilling carried out from 2005 through 2019 by RRRL, Bayfield and New Gold have utilized predominantly NQ diameter (4.76 cm) drill core.  Some deeper holes have been collared in HQ diameter (6.35 cm) and later reduced to NQ diameter to attain target depths. PQ diameter (8.5 cm) drill core was utilized for certain metallurgical samples.  Both RRRL and New Gold have realized excellent core recoveries and have surveyed all drill holes and collars according to accepted industry standards.  The drilling procedures utilized by RRRL and New Gold are considered consistent with industry best practices and the quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected in the exploration and infill drill programs completed by RRRL and New Gold are considered sufficient to support Mineral Resource estimation.
Sampling, Analysis and Data Vertification
There are no records describing the sampling and analytical methods used by Nuinsco during its drilling programs.  Mineralized sections of core were re-sampled and analyzed by RRRL to incorporate into the drill database.
Sampling and analysis of drill core has been conducted via industry best practices under New Gold, RRRL and Bayfield drilling programs.  Sampling was typically conducted at nominal 1.5 metre intervals, though Bayfield sampling intervals vary from 0.5 to 1.5 metres in length.  Core was sawn and half placed in sample bags for laboratory analysis.  Certified reference standards, blanks and duplicates were systematically inserted into the sample batches to be shipped to the lab.  Samples were collected on site by a Fort Frances shipping company and delivered directly to the laboratory.
RRRL used two principal accredited laboratories for analyses:  ALS Vancouver, British Columbia from 2005 to 2006 and from early 2011 onward; and Accurassay Laboratories in Thunder Bay, Ontario from 2006 to 2011. Bayfield’s drill core was analyzed by Activation Laboratories (“Actlabs”), an accredited laboratory located in Thunder Bay, Ontario.   New Gold uses ALS for the analysis of its exploration and resource delineation drilling at the Rainy River Mine. Since the start of commercial production in late 2017, analyses of grade control samples for the open pit (and future underground) mine have been done by an onsite analytical laboratory. All of these laboratories use standard industry analytical procedures: fire assay procedures for precious metal analyses; aqua regia digestion and atomic absorption spectrometry for metal analyses; and ICP and graphite furnace analyses for calcium, sulfur and other elements required for waste rock characterization.  Each laboratory employs an internal QA/QC program in accordance with its accreditation requirements. Additionally, the company employs a separate set of best practice QA/QC protocols for all of its exploration and resource definition sampling programs.  These protocols involve a combination of routine checks and duplicate analyses on a minimum of 25 percent of the total number of samples analyzed to assure acceptable levels of sampling accuracy and precision are maintained.
Data verification includes site visits to inspect procedures, QA/QC data validation and examination of database accuracy.  Since ALS’s 2011 reinstatement as the primary laboratory for Mineral Resource drilling at the Rainy River Mine, an overall improvement in QA/QC performance has been noted.  The results of data verification as well as 2019 mine production and reconciliation data indicate the data collected for Mineral Resource definition at the Rainy River Mine adequately reflect deposit dimensions, style, and true widths of mineralization; adequately support the geological interpretations; and are of sufficient analytical and database quality for use in Mineral Resource estimation.
Mineral Processing and Metallurgical Testing
Metallurgical testing was performed to evaluate the mineralogy of the deposit and contribute to the design of the Rainy River Mine’s processing plant and tailings facility. A number of studies and tests were performed, including mineralization, comminution, gravity separation, flotation, flotation concentrate leaching, whole ore leaching, cyanidation, carbon adsorption modelling, cyanide destruction and solid-liquid separation. It was determined that whole rock leaching with gravity separation was the most economical processing alternative for the ore mainly because, among other reasons, it required less energy and cyanide inputs than other processing alternatives.

Infrastructure, Permitting and Compliance Activities
Infrastructure and local terrain are accessible, with numerous gravel/paved roads, power and water resources and areas for tailings management facilities available within close proximity.  Personnel for the mine, including skilled trades and professions, have been and will continue to be sourced through a combination of local hiring and broader recruitment efforts.
Power is supplied to the mine through a connection to a provincial transmission line approximately 17 kilometres to the east. There is a supply of water in the area from the Pinewood River, and a pipeline has been constructed from the Pinewood River to the site. A site water management pond contains water for mineral processing. A water treatment plant was constructed in 2019. Other infrastructure includes open pit infrastructure, the processing plant, assay laboratory facilities, administrative offices, storage facilities and other support infrastructure.
In 2012, RRRL (prior to its acquisition by New Gold), and six Rainy River-area First Nations entered into a Participation Agreement with respect to the development and operation of the Rainy River Mine.  The Participation Agreement identifies key project milestones to be met through mutual cooperation and consultation with the First Nations. In 2014, the Company concluded an Impacts and Benefits Agreement with Naicatchewenin First Nation and Rainy River First Nations embracing commitments to environmental and sustainable development and ensuring that First Nation communities and members benefit from opportunities resulting from the Rainy River Mine in their traditional territory.  The Company also concluded Participation Agreements with the Métis Nation of Ontario in 2014, the Big Grassy River First Nation in 2015, the Naotkamegwanning First Nation, Ojibways of Onigaming First Nation and the Anishinaabeg of Naongashing First Nation in 2017, and the Animakee Wa Zhing 37 First Nation in 2018. The Participation Agreements provide the consent of the First Nations to the Rainy River Mine as well as benefits for each of these communities from the Rainy River Mine.  New Gold has ongoing dialogue with local communities and various First Nations in the area surrounding the Rainy River Mine.
During the course of construction of the water and tailings management area (“TMA”) at the Rainy River Mine, deformations were identified at one of the dams associated with such facilities. In line with best practices in Canada, the Company has established an Independent Tailings Review Board (“ITRB”), which is comprised of four independent experts, to provide input with respect to tailings management at New Gold’s operations and projects in Canada. After receiving feedback from the ITRB and the Ministry of Natural Resources and Forestry (“MNRF”) and completion of additional geotechnical drilling to further investigate the ground conditions, New Gold redesigned Rainy River’s tailings management area. The final redesign included the use of flatter slopes, rock toe buttresses and wick drains. New Gold also implemented enhanced construction management procedures.  The Company has decided to extend aspects of the redesign across all of the water and tailings management facilities.  The Company received approval to recommence construction of the TMA from MNRF in mid-November 2016. On September 28, 2017, New Gold announced that the amendment to Schedule 2 of the Metal Mining Effluent Regulations under the Fisheries Act (Canada) to close two small creeks and deposit tailings under the Fisheries Act (Canada), had become effective, which was also required to complete construction of the TMA. The TMA was developed in stages using three cells. Cell 1 was the start-up cell, which provided capacity for mill tailings through March 2018, followed by Cells 2 and 3. Cell 2 and Cell 3 were brought into operation in 2018 and 2019 respectively. The TMA now operates as one tailings facility.

In 2017, New Gold was subject to charges in relation to two incidents from 2016.  Specifically, on July 13, 2017, New Gold was charged with five breaches of the Environmental Protection Act (Ontario) (the “EPA”) in connection with alleged effluent discharges at the Rainy River project in July 2016 in excess of permit limits. On November 9, 2017, New Gold pleaded guilty to discharging un-ionized ammonia above the EPA limit on July 27, 2016 and failing to report a July 20, 2016 discharge above the standard for un-ionized ammonia. The three remaining charges were withdrawn. New Gold was sentenced to a fine of C$100,000 for the July 27, 2016 discharge and C$50,000 for the failure to report the July 20, 2016 discharge. A mandatory victim surcharge of 25% applies to the fines, for a total amount owing of $187,500.  In addition, on July 24, 2017, New Gold was charged with two breaches of the Lakes and Rivers Improvement Act (Ontario) in connection with water allegedly overtopping a dam on the Rainy River construction site prior to completion of construction of the dam. On July 11, 2018, New Gold pleaded guilty to one charge and was sentenced to a fine of C$100,000 (plus a mandatory surcharge of 25%); the other charge was withdrawn.
The mine closure plan was accepted by the Ontario Ministry of Energy, Northern Development and Mines (“ENDM”) on February 23, 2015.  As of December 31, 2019, bonding of C$117.5 million has been posted pursuant to the closure plan.  The reclamation and closure cost obligation for Rainy River as at December 31, 2019 was estimated to be $67.0 million. Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 18 of the Company’s audited consolidated financial statements for the year ended December 31, 2019. An updated closure plan is expected to be approved by ENDM in 2020, which may affect the amount required for reclamation security.
Mineral Reserve and Mineral Resource Estimates
The Rainy River Mine Mineral Reserves, effective December 31, 2019, are summarized in the “Mineral Reserve Estimates” table.  The Rainy River Mine Mineral Resources, effective December 31, 2019, are summarized in the “Measured and Indicated Mineral Resource Estimates (Exclusive of Mineral Reserves)” and “Inferred Mineral Resource Estimates” tables. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates” on page 16.  The parameters, assumptions and methodologies applied in generating the Mineral Reserve and Mineral Resource estimates are considered reasonable and appropriate.  Furthermore, the mining, metallurgical, infrastructure, permitting and other relevant factors relating to the Rainy River Mineral Reserves and Mineral Resources fully support these estimates.
Mining Operations
The Rainy River Mine commenced processing ore on September 14, 2017 and completed its first gold pour on October 5, 2017. Commercial production was achieved on October 19, 2017. The life of mine plan announced on February 13, 2020, projects the life of the Rainy River Mine to extend to 2028 based on current Mineral Reserves and throughput levels.
The open pit mine plan considers mining a smaller pit shell than the previous life of mine plan that focuses on mining open pit ore at a strip ratio of 2.53:1 (waste:ore) over a mine life from 2020 to 2024, with full depletion of the open pit in early 2025. The operating cut-off grade increased in the February 2020 life of mine plan to a range of 0.46-0.49 g/t gold eq. (from 0.30 g/t), however, the lower grade open pit ore (0.30-0.46/0.49 g/t gold eq.) will continue to be stockpiled for processing during the underground mine life, which continues beyond the completion of open pit mining.
The life-of-mine plan for Rainy River includes a component of underground mining. The underground mine plan was evaluated in the February 2020 life of mine plan on a zone by zone basis and it includes mining areas that provide optimal profitability at a gold price of $1,275 per ounce. Underground mining is expected to begin in 2022 and ramps-up over the underground mine life with peak production from 2025 to 2027. All gold ounces located in zones that did not meet the profitability threshold have been removed from the underground mine plan. The underground mine will be accessed via five portals, including four in-pit portals, as well as the Intrepid zone portal located to the east of the open pit. There remains potential for underground mine life extension should the gold price environment support the inclusion of additional mining areas during the underground mine life and/or exploration efforts increase the resource inventory.

Mining Methods
Surface mining uses a conventional truck/shovel open-pit mining method, with 10 metre benches. The pit was designed considering the geology of the bedrock, which is considered to have a good rock mass rating and geological strength index for an open pit design.   In 2020, the Company is pursuing overall equipment efficiencies with the objective of optimizing open pit mining productivity and unit cost performance. The underground component of the mine plan is designed as a mechanized ramp access mine that will use longitudinal longhole open stoping techniques. The underground mine will use two different mining methods that include blind up-hole longitudinal longhole open stoping without backfill and downhole longitudinal longhole open stoping with backfill.
Recovery Methods
Run-of-mine material is delivered to a common gyratory crusher for size reduction, stockpiling and delivery to the processing plant.  The processing plant is a SAG/ball mill/crusher circuit feeding a whole-ore-leach gold-silver recovery plant. A portion of the coarser material is subjected to a gravity circuit. The gravity concentrate is sent to a cyanidation reactor and electrowinning cell for gold and silver extraction. Ground mineralized material will be thickened, passed through a leaching and carbon-in-pulp extraction circuit, and subjected to carbon stripping and electrowinning prior to being smelted into a gold-silver doré.  The mill’s nameplate capacity is 21,000 tpd, or 7.7 mtpa, however, the Company has focused optimizing the milling process to increase the throughput to approximately 25,400 tpd in 2020. The average run rate for the fourth quarter of 2019 was 22,521 tpd. The mill facility is planned to average approximately 25,800 tonnes per day and availability is expected to average 92%.
The Company plans to make improvements to the mill in 2020 that are expected to improve mill throughput rate, including adding a pebble crushing circuit, which was commissioned in February 2020, execution of a blending strategy and evaluating the potential to increase the SAG mill rotational speed. Mill reliability will be improved by installing online vibration instrumentation on critical equipment, installing redundant water pumping infrastructure for the reclaim water system and having a ready spare mill pinion and a new integral main shaft for the primary crusher.  Life-of-mine recoveries are expected to be approximately 89% for gold and approximately 57% for silver. Gold recovery for the fourth quarter of 2019 was 91%. Mill utilization will be improved in the winter months by treating the stockpile with calcium chloride to prevent frost buildup in the pile and associated material handling issues.  In order to reduce costs reagent consumption will continue to be optimized.  88% gold recovery is targeted in 2020.
Capital and Operating Costs
During 2019, the Rainy River Mine produced 257,051 gold equivalent ounces (including 253,772 ounces of gold and 282,053 ounces of silver). The average realized gold price per ounce was $1,335. The Rainy River Mine had an operating expense per ounce of gold equivalent ounce of $962 and all-in sustaining costs of $1,630 per gold equivalent ounce.  The Company announced guidance for 2020 on February 13, 2020 that the Rainy River Mine is expected to produce between 245,000 and 265,000 gold equivalent ounces with an expected operating expense per gold equivalent ounce of between $875 and $955 per ounce and all-in sustaining cost of between $1,470 and $1,550 per gold equivalent ounce.  The February 13, 2020 guidance also stated that sustaining capital expenditures at the Rainy River Mine are expected to be approximately $128 - $162 million in 2020. Below is a breakdown of expected capital expenditures and expected all-in sustaining costs at the Rainy River Mine for 2020 based on the February 13, 2020 guidance.  All-in sustaining costs per gold equivalent ounce, sustaining capital and growth capital are non-GAAP measures.  See “Non-GAAP Measures” on page 5.

Gold equivalent ounces for Rainy River include silver ounces produced converted to a gold equivalent based on a ratio of reference commodity prices. In 2019, the Company used the average spot market prices for the commodities for each quarterly period. In 2020, the Company will report production on a gold equivalent basis using a constant ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per pound copper, and a foreign exchange rate of 1.30 Canadian dollars to the US dollar. 2020 guidance assumes a foreign exchange rate of C$1.30 to one United States dollar.
2020 Expected Capital Expenditures(1)		2020 Expected All-in Sustaining Costs/ gold eq oz sold
Sustaining Capital and Sustaining Leases(2)	$128 – $162	Operating Expense	$875 – $955
Growth Capital(2)	$3 – $9	+ sustaining expenditures(3)	~$595
Total	$131 – $171	Total All-in Sustaining Costs	$1,470 - $1,550

(1)     In millions.
(2)     Based on the Company’s 2020 estimated capital expenditures. Includes sustaining leases. Sustaining capital excludes expenditures related to growth-related initiatives. Growth capital excludes sustaining capital.
(3)   Includes sustaining capital expenditures, capitalized mining, capitalized and expensed exploration that is sustaining in nature, environmental reclamation costs and sustaining capital leases. See “Non-GAAP Financial Performance Measures” in New Gold’s MD&A.

Development and Exploration
Annual dam raises are planned for completion from 2020 to 2025, inclusive.  Infrastructure development activities initiated in 2019 are expected be completed in 2020, including the mobilization maintenance facility, warehouse, covered storage buildings to house new and used lubricants, mill dry and office and upgraded camp facility.  Construction of second biochemical reactor (“BCR2”) system is expected to be completed by the second quarter of 2020.  Wick drain installations that began in 2019 as well as other remaining projects are expected to be completed by the third quarter of 2020.  Significant capital projects for 2020 include an incremental tailings dam lift and upgrades/additions to the existing fuel farm to support the mine development fleet.
New Gold has completed a reconnaissance exploration campaign on the north-east portion of the broader regional mineral tenure (the “NE Trend”) to identify areas of potential gold mineralization and define targets for follow-up drill testing.   In 2020, a first pass exploration drilling program of up to 8,000 meters has been designed to test the potential for gold mineralization within the NE Trend area.  Reconnaissance level exploration is also planned in 2020 to identify new areas of potential gold mineralization within the Company broader regional mineral tenure.

NEW AFTON MINE, CANADA
Project Description, Location, Access and Other Information
The New Afton Mine is located approximately 350 kilometres northeast of Vancouver in the south-central interior of British Columbia.  The property is 10 kilometres from the regional hub of Kamloops and is readily accessible year-round by paved road. The mine has a continental, semi-arid climate, with light winter snow and infrequent rain during the spring, summer and fall.  Summer temperatures can reach 38 degrees Celsius and winter temperatures are generally at, or near, freezing.
The New Afton Mine occupies the site of the historic Afton mine and includes an open pit (currently inactive), underground workings and support facilities.  The New Afton deposit extends to the southwest from immediately beneath the Afton open pit.  As it is currently defined, the deposit hosts a Mineral Resource comprised of the A&B-zones (inclusive of B3 and SLC zones), the B3 and C-zones and the Hanging Wall Lens.  The A&B-zones host the portion of the Mineral Reserve currently being mined, with the B3 and C-zones hosting additional Mineral Reserves located immediately below the A&B-zone. The Hanging Wall Lens is a satellite Mineral Resource located adjacent to the historic Afton open pit which is not currently part of the New Afton Mineral Reserve.

The Company’s holdings in the area comprise the Afton group of claims and the Ajax group of claims. The New Afton Mine lies within the Afton group. The Afton group consists of a 902-hectare mining lease issued by the Ministry of Energy, Mines and Petroleum Resources on November 29, 2006 (“Afton Mining Lease”) and 68 mineral claims totaling 16,460 hectares.  The Company also holds surface rights on approximately 2,300 hectares surrounding the New Afton Mine. Sufficient surface rights have been obtained for current operations at the property.
In the event the New Afton Transaction closes as described above, Ontario Teachers’, or an affiliate thereof, will acquire a 46.0% free cash flow interest in the New Afton Mine with the JV Interest Option to convert the interest into a 46.0% joint venture interest in four years, or have their interest remain as a free cash flow interest at a reduced rate of 42.5%. See “General Development of the Business – Developments – Mines and Projects – New Afton Mine” on page 10.
History
The first significant mining-related activity in the Afton area commenced in 1970, when drilling by Afton Mines Ltd. intercepted 52 metres of 0.4% copper in what ultimately became the Afton deposit. During the subsequent three years, over 45,700 metres of drilling was carried out by a number of operators.
Teck Corporation and Iso Mines Ltd. acquired the Afton property in 1973 and initiated engineering and metallurgical studies. Commercial production commenced at the Afton open pit mine in late 1977. Mining took place at the Afton, Crescent, Pothook and Ajax pits. The mine closed in 1997.
In 1999, the Company acquired an option on the property, staked additional claims and in 2000 began a concerted exploration program to test the potential for additional mineralization extending beyond the Afton open pit.  This work resulted in the successful delineation of the New Afton underground mineral resource.
Geological Setting, Mineralization and Deposit Types
The New Afton deposit is a copper-gold, alkalic porphyry system situated within the Iron Mask batholith complex.  The Iron Mask complex is part of the Paleozoic age island-arc assemblage known as the Quesnel Terrane.  Regional-scale fault zones are believed to be the principal control to intrusion of the batholithic rocks and related copper and gold mineralization in the New Afton area.
Mineralization is characterized by discontinuous copper sulphide veinlets and disseminations (principally chalcopyrite and minor bornite) at brecciated margins between altered porphyry intrusives and volcanic rocks of the Triassic Nicola Formation.  The copper sulphides are replaced by tennantite-tetrahedrite locally and along faults that transect the mineralized body.  Native copper with accessory chalcocite occurs in minor amounts within highly oxidized near-surface portions of the deposit.  Gold and silver generally occur as electrum grains within the chalcopyrite and bornite.
The bulk of the New Afton deposit forms a tabular, nearly vertical, southwest-plunging zone of continuous mineralization measuring 1.4 kilometres long by approximately 100 metres wide, with a down-plunge extent of over 1.5 kilometres.  The deposit plunges toward the southwest where it remains open at depth.
Exploration and Drilling
The Company initiated surface drilling at New Afton in 2000, and in 2001 completed an initial scoping study which was followed by further definition drilling.  A subsequent more advanced scoping study was completed in 2004.

In November 2004, an underground access portal was excavated in the former Afton open pit and a ramp driven 2,200 metres to provide access for underground sampling, infill drilling and further exploration drilling.
In late 2005 New Gold commissioned a Feasibility Study which was completed in 2007 and laid the foundation for the current mining operation. Exploration prior to and subsequent to the 2007 Feasibility Study has focused primarily on the delineating Mineral Resources within and immediately adjacent to the New Afton deposit. Exploration beyond the limits of the deposit has involved preliminary scout drilling of satellite targets identified within the Afton mine lease and generative reconnaissance level exploration of the Company’s broader regional mineral tenure.
During the period from 2000 through 2019 a series of diamond bit core drilling campaigns have been conducted at New Afton to delineate the Mineral Resource currently being mined and additional resources located in the adjacent Hanging Wall Lens zone to the south and underlying C-zone. Additionally, reconnaissance scout drilling has been conducted to test the potential of other exploration targets located within the Afton mining lease. Drilling completed within the New Afton deposit from 2000 to May 31, 2019 comprises 548 core holes totaling 266,023 metres, the results of which have been incorporated into the Company’s Mineral Reserve and Mineral Resource estimates.
During 2019 New Gold completed 69 diamond core drill holes for a total of 23,165 meters.   Of these 9,105 meters in 46 holes were completed from underground to delineate the SLC (Sub Level Cave) volume; 5,386 meters in 6 holes (five from underground and one from surface) were drilled on D-Zone, to explore for the potential down plunge extension of the C-Zone resource; 7.161 meters in 13 holes were drilled from underground exploring for down plunge mineralization at depth directly below SLC (Sub Level Cave) in an area  defined as East Extension zone; 454 meters in 2 holes were drilled from underground within the B3 zone and 1.059 meters in 2 holes were drilled from surface within the Mine Lease area targeting potential mineralization related with geophysical anomalies. Drill hole assay results for holes drilled to May 31, 2019 have been incorporated into the December 31, 2019 Company’s Mineral Reserve and Mineral Resource estimates.
New Gold has likewise completed a series of airborne and ground-based geophysical surveys over its mineral tenure in the immediate mine area and broader region. The results of this work are being used to support ongoing exploration of the New Afton district.
Sampling, Analysis and Data Verification
Sampling protocols have remained generally consistent among the different drill campaigns with a few incremental improvements over time.  Sampling intervals have averaged two metres in all campaigns since 2003.  Routine insertion of blanks and standards into the sample stream has been conducted since 2005.  Drilling protocols in place at New Afton meet or exceed common industry standards.
Sample preparation, which involves drying, crushing and pulverizing rock to produce a pulp sample sufficient for analysis, has been conducted according to accepted industry practice. Analytical work prior to July 2012 was conducted by ALS Global of Kamloops, British Columbia (formerly EcoTech Laboratories Ltd.). Since July 2012, sample preparation and analyses have been performed by Activation Labs of Kamloops, British Columbia. Analytical procedures for samples collected during the 2000-2003 drilling programs included conventional fire assay with an AA or ICP finish for gold and palladium, and AA for copper and silver.  During 2005 and all subsequent drilling programs, copper and silver assays were determined using standard acid digestion followed by an AA finish. Gold and palladium were determined using fire assay followed by an AA finish.  Each laboratory employs an internal QA/QC program in accordance with its accreditation requirements. Additionally, the Company employs a separate set of best practice QA/QC protocols for all of its exploration and resource definition sampling programs. These protocols involve a combination of routine checks and duplicate analyses on a minimum of 25 percent of the total number of samples analyzed to assure acceptable levels of sampling accuracy and precision are maintained.

Sampling and analytical protocols are considered to have been appropriate and consistent with common industry practice, data quality is adequate for resource estimation, and protocols for data acquisition and management are reasonable.
Mineral Processing and Metallurgical Testing
Metallurgical testing was performed to evaluate the mineralogy of the deposit and contribute to the design of the New Afton Mine’s processing plant and tailings facility.  A number of studies and tests were performed as part of the testing program, including mineralogical studies, modal analysis, grinding tests, flotation tests, gravity tests, variability tests and dewatering tests.  It was determined that conventional crushing, grinding and concentration processes were appropriate given the mineralogy of the deposit.
The deposit consists primarily of primary hypogene sulphide mineralization, but some secondary supergene sulphide and native copper mineralization is also present.  Localized elevated arsenic concentrations in the deposit which may pose an economic concern for the concentrate produced are mitigated through ore blending.   Supergene ore comprised a portion of the New Afton mill feed in 2019 and is expected to peak in 2020. Metallurgical studies investigated gravity separation, jigging, dense media separation and coarse particle flotation methods to address the requirements of the supergene ore.  An additional supergene recovery circuit was completed in 2019 and is operating at target recoveries and utilization. The mineralogy in the C-zone is expected to be consistent with the hypogene sulphide mineralization in the west cave of New Afton’s B-zone and C-zone would use the same development, production and materials handling strategies that are currently being used to mine the B-zone.
Infrastructure, Permitting and Compliance Activities
Power is supplied to the New Afton Mine via its connection to the BC Hydro grid through a substation located approximately one kilometre away. Water is supplied from Kamloops Lake through an approximately four-kilometre pipeline. Other infrastructure includes the processing plant, maintenance shop and warehouse, administrative offices, storage facilities and other support infrastructure.
New Gold entered into a Participation Agreement with the Tk’emlúps te Secwépemc and the Skeetchestn Indian Band (collectively, the “SSN”) in 2008 which was amended and restated in 2011 (“Participation Agreement”).  It provides the SSN’s consent to the New Afton Mine and provides certain economic and social benefits to the SSN. In accordance with the Participation Agreement, New Gold must make annual payments into a trust created for the benefit of SSN members.  In each year in which commercial production occurs at the mine, New Gold must pay the trust a percentage of net smelter returns ranging from 0.5% to 2%, depending on the price of copper and whether New Gold has recovered its development and construction costs, subject to an annual minimum amount.
On October 31, 2007, the Ministry of Energy, Mines and Petroleum Resources issued Mine Permit M-229 (the “Mine Permit”) approving the mining plan and reclamation program for the New Afton Mine. The Mine Permit will need to be amended in the future to allow for mining of the B3-block and C-zone.  The B3 amendment will be submitted in 2020 with active mining of that zone scheduled to begin in Q1 2021. The current Mine Permit obligates New Gold to maintain a reclamation security of C$13.9 million. As of December 31, 2019, the Company has posted this security in the form of an irrevocable standby letter of credit. An updated reclamation and closure plan was submitted to the Ministry in October 2019, which would increase the reclamation security to C$24.8 million if agreed upon. The reclamation and closure cost obligations for the New Afton Mine as of December 31, 2019 was estimated to be $18.0 million.  Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 18 of the Company’s audited consolidated financial statements for the year ended December 31, 2019. The site is considered a zero discharge facility with regard to operational contact liquid effluents. All waste waters are either deposited in the tailings facility and recycled to the processing plant or treated offsite.

Ground subsidence that has occurred to date is slightly offset from the original mine plan design, an offset which is thought to be driven largely by a weaker rockmass located south of the underground block cave footprint.  A large expansion of the existing subsidence monitoring network was implemented in 2016 and 2017 which has further improved the Company’s ability to accurately track and monitor changes in the surface subsidence profile and the rockmass at depth and to implement appropriate measures to mitigate any potential impact of such subsidence, including any impact to the Mineral Reserves, as appropriate. Real time monitoring that was incorporated into the instrumentation in 2017 and the monitoring data is regularly review by the engineer of record. This has further improved the Company’s ability to accurately track and monitor changes in the surface subsidence profile and to implement appropriate measures as required. The analyses conducted from this data have indicated that there has been a reduction in the surface subsidence perimeter, largely attributed to the shift in production from the West to East cave. The analyses also predict some surface subsidence extending to the toe of the historic Afton tailings facility with the development of the B3 and C-zones.  The February 2020 life of mine plan incorporates TAT to increase stability of the current and historical tailings, with in-pit thickened tailings deposition planned for the C-zone ore portion.
Mineral Reserve and Mineral Resource Estimates
The New Afton Mineral Reserves, effective December 31, 2019, are summarized in the “Mineral Reserve Estimates” table.  The New Afton Mineral Resources, effective December 31, 2019, are summarized in the “Measured and Indicated Mineral Resource Estimates (Exclusive of Mineral Reserves)” and “Inferred Mineral Resource Estimates” tables. See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates” on page 16. The parameters, assumptions and methodologies applied in generating the Mineral Reserve and Mineral Resource estimates are considered reasonable and appropriate.  Furthermore, the mining, metallurgical, infrastructure, permitting and other relevant factors relating to the New Afton Mineral Reserves and Mineral Resources fully support these estimates.
The February 2020 life of mine plan incorporates stabilization projects to increase stability of the current and historical tailings, with thickened and amended tailings (“TAT”) deposition planned for the C-zone ore portion. The TAT process is designed to produce a non-flowable tailings product. To support TAT placement, in 2021, a tailings thickener and associated auxiliary equipment will be integrated to process the combined rougher and cleaner-scavenger tailings.  The thickened product will be placed into the New Afton tailings storage facility.  In 2022, a cement amendment system will be integrated to strengthen the tailings to facilitate deposition into the historic Afton open pit and historic Afton tailings storage facility.
Mining Operations
The New Afton Mine began commercial production on July 31, 2012 and has a current projected life extending to 2030 based on the February 2020 life of mine plan and the current Mineral Reserves.  Lower production is expected for the period of 2021 to 2024, until the C-zone begins production. This lower production period could be partially offset with the potential incorporation of additional resources from the Sub-level cave zone into the mine plan as we potentially grow the zone through exploration drilling programs.
Mining Methods
The New Afton Mine is a block cave mining operation. Other mining methods, including open pit mining and sublevel caving, were considered but block caving was chosen for the New Afton deposit because this method starts from the bottom and is conducive to large-scale low-cost mining. Ore is transported from the drawpoints, on the extraction level, by a load haul dump loader (“LHD”) to an ore pass. The ore is then re-handled on the haulage level by an LHD and loaded into a haul truck. The haul truck transports the ore to the underground gyratory crusher and the crushed ore is conveyed to surface.

There are three general zones at the mine, located beneath and to the west of the historic Afton open pit – Lift 1 (B1 & B2), B3 and C-zone. Production is coming from the B1 and B2 Zones (Lift 1) where there are two panel caves (west and east) in operation. Pillar recovery by retreat mining is underway for material in the apex pillars of the West Cave. Beneath a portion of the East Cave, five recovery sub-levels are planned to recover remaining ore using front cave and sub-level cave mining methods.
In the B3 block cave, located 160 m below and immediately to the west of Lift 1, ore will be hauled by truck to the existing gyratory crusher. In the C-zone block cave, located 550 m below and to the west of Lift 1, ore will be hauled by LHD from the drawpoints to the ore passes and then to a new crusher to be installed for the C-zone also by LHD, without use of haul trucks. The ore will then be conveyed from the crusher to a junction with the existing conveyor for movement to surface.
The operation is planned to produce 4 to 6 Mtpa of copper-gold ore for processing over the life of mine. Waste mined as part of development activities is transported to surface by conveyor and deposited in an area apart from the ore via a belt plow. The waste is then trucked to an area on the edge of the historic Afton mine pit. Less than 5% of the mined rock is treated in this manner.
Recovery Methods
The process plant has been in operation since 2012. Throughput in the process plant has been averaging above the nameplate of 11,000 tpd since early 2013. A mill expansion was completed in 2015 to add a tertiary stage of grinding and additional flotation cleaning capacity. This allowed throughput to increase to a peak average of 16,420 tpd in 2017. Throughput for 2019 averaged approximately 15,300 tpd.

To process supergene ore, commencing in 2019, gravity recovery capacity was added to the ball mill circuit and increased in each of the tertiary and regrind circuits. In the ball mill circuit, two inline pressure jigs (one rougher and one cleaner) were installed along with a magnetic separator for removal of magnetite and a portion of the hematite from the cleaner jig concentrate. The jigs were selected for the ball mill circuit primarily due to their ability to process a coarse feed compared to flotation or centrifugal concentrators.

The flowsheet changes were made primarily to recover native copper, however, the jigs have also recovered native gold associated with the supergene ore. Life-of-mine recoveries are expected to average 90% for copper, 87% for gold and 75% for silver.

Capital and Operating Costs
During 2019, the New Afton Mine produced 229,091 gold equivalent ounces (including 68,785 ounces of gold and 79.4 million pounds of copper). The average realized gold price per ounce was $1,348 and the average realized copper price per pound was $2.71. The New Afton Mine had an operating expense per ounce of gold equivalent ounce of $517 and all-in sustaining costs of $829 per gold equivalent ounce. The Company announced guidance for 2020 on February 13, 2020 that the New Afton Mine is expected to produce between 73,000 – 83,000 ounces of gold and 75 – 85 million pounds of copper with an expected operating expense per gold ounce sold of between $550 – $630 per ounce and all-in sustaining cost of between $940 – $1,020 per gold equivalent ounce.  Below is a breakdown of expected capital expenditures and expected all-in sustaining costs at the New Afton Mine for 2020 based on the February 13, 2020 guidance. All-in sustaining costs per gold equivalent ounce, sustaining capital and growth capital are non-GAAP measures.  See “Non-GAAP Measures” on page 5.

Gold equivalent ounces for New Afton include gold, copper and silver ounces produced converted to a gold equivalent based on a ratio of reference commodity prices. In 2019, the Company used the average spot market prices for the commodities for each quarterly period. In 2020, the Company will report production on a gold equivalent basis using a constant ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per pound copper, and a foreign exchange rate of 1.30 Canadian dollars to the US dollar. 2020 guidance assumes a foreign exchange rate of C$1.30 to one United States dollar.
2020 Expected Capital Expenditures(1)		2020 Expected All-in Sustaining Costs/ gold eq oz sold
Sustaining Capital and Sustaining Leases (2)	$50 – $70	Operating Expense	$550 – $630
Growth Capital(2)	$85 – $105	+ treatment and refining charges	~$115
Total	$135 – $175	+ sustaining expenditures(4)	~$275
		Total All-in Sustaining Costs	$940 – $1020

(1)     In millions.
(2)     Based on the Company’s 2020 estimated capital expenditures. Sustaining capital excludes expenditures related to growth-related initiatives. Growth capital excludes sustaining capital.
(3)   Includes sustaining capital expenditures, capitalized mining, capitalized and expensed exploration that is sustaining in nature, environmental reclamation costs and sustaining capital leases. See “Non-GAAP Financial Performance Measures” in New Gold’s MD&A.

Development and Exploration
The Company re-launched an internally funded program in early 2019. From 2020 to 2024, the development of the C-zone will continue to be advanced, with production expected to begin in the third quarter of 2024. Growth capital for 2020 is estimated to be between $85 and $105 million, which primarily consists of mine development and the purchase of required mobile equipment and infrastructure for the C-zone development. Total capital for the life of mine ($175 million and $460 million in sustaining and non-sustaining capital, respectively) is expected to remain high from 2020 to 2023, primarily related to the development of the C-zone and decrease significantly in 2024 to 2026, with minimal capital over the balance of the mine life.
Seven first-pass exploration drilling targets have been defined for a planned drilling program on the Cherry Creek Trend area in 2020. A 45 line-km geophysical IP survey program and a soil geochemical survey were completed in 2019

BLACKWATER PROJECT, CANADA
The following disclosure does not contain detailed information pertaining to the Capoose, Auro, Key, Parlane and RJK claim blocks, which are peripheral to the Blackwater deposit.
Project Description, Location, Access and Other Information
The Blackwater Project is a gold-silver project located in central British Columbia, approximately 110 kilometres southwest of Vanderhoof and 450 kilometres northeast of Vancouver.  The Blackwater Project site is readily accessible by forest service and mine road.  A new 16-kilometre road is planned to connect the Blackwater Project site with the Kluskus Forest Service Road.  Helicopter access is available from bases in Prince George, Vanderhoof and, Quesnel. The climate in the Blackwater Project area is sub-continental, characterized by brief warm summers and long cold winters.  It is expected that mining activities will be conducted year-round.

As at December 31, 2019, New Gold holds a 100% interest in 328 mineral claims covering an area of 148,688 hectares distributed among the Blackwater, Capoose, Auro, Key, Parlane and RJK claim blocks.  To keep claims in good standing, a minimum value of work or cash-in-lieu is required annually.  The required cash-in-lieu to maintain a mineral claim for an anniversary year is double the value of exploration and development that would be required to maintain the claim.
The Blackwater deposit spans the Davidson claim (Tenure No. 509273), the Dave claim (Tenure No. 515809) and the Jarrit claim (Tenure No. 515810) within the greater Blackwater claim block (75 mineral claims covering 30,578 hectares).  The majority of the Blackwater claims are located on Crown lands and none are known to overlap any legacy, Crown-granted mineral claims or no-staking reserves.  A variety of surface use permits, licenses and authorizations have been granted across the Blackwater Project area, but none are expected to significantly impact mine design and estimated costs.
New Gold’s 100% interest in the Blackwater claim block is subject to four NSR royalties ranging from 1% to 3%, two of which cover the Blackwater deposit.
Geological Setting and Mineralization
The Blackwater Project is located on the Nechako Plateau, within the Stikine terrane of the Intermontane Belt.  The Stikine terrane comprises Jurassic to early Tertiary age magmatic arc and related sedimentary rocks.
The Blackwater deposit is hosted by a sequence of andesite, felsic volcaniclastic rock, breccias, and tuff interpreted to belong to the late Cretaceous age Kasalka Group.  These rocks are overlain by a post-mineral sequence of felsic and mafic volcanics of the Eocene age Ootsa Lake Group and underlain by basinal clastic rocks of the late Jurassic age Bowser Lake Group.  A well-developed system of north-easterly, north-westerly and northerly-striking faults cuts the entire package.  Quaternary glacial, colluvial and fluvial deposits obscure most of the bedrock within the immediate Project area.
The Blackwater deposit is considered to be an example of a volcanic-hosted, intermediate sulphidation, epithermal-style gold-silver deposit.  Host rocks within the deposit are pervasively hydrofractured, pyritized, and altered to a mixture of silica and sericite.  Mineralization is typified by gold-bearing polymetallic sulphides (pyrite, sphalerite, marcasite, pyrrhotite) as disseminations and porosity infillings within the fragmental unit of the deposit.  Mineralization is strongly controlled by northwest-southeast-trending zones of tectonic brecciation and chloritic gouge and by northeast-trending structural discontinuities.  The mineralization is bounded by graben-forming faults to the north and south.  A major north-south-trending fault transects the ore body, subdividing it into two distinct geological domains integral to the mineral resource block model.
Drilling has defined the Blackwater deposit as a zone of continuous disseminated gold-silver mineralization extending at least 1,300 metres east-west and at least 950 metres north-south.  The vertical thickness of the zone averages 350 metres but ranges up to 600 metres, remaining open at depth to the southwest, north and northwest.
Infrastructure, Permitting and Environmental Conditions
The deposit is located on the north slope of Mt. Davidson, and the proposed project infrastructure will be sited predominantly in the Davidson Creek watershed.  There is sufficient suitable land for future mine infrastructure within the mineral claims.  Personnel to support development and operation of the mine can be drawn from British Columbia’s well-developed mining industry. Water for the camp is currently obtained from groundwater wells.

The closest connection to the provincial power grid is 140 kilometres from the Blackwater Project. An overland transmission line is planned to connect to the provincial grid. Freshwater requirements will be met by pumping water from Tatelkuz Lake via a 20-kilometre long pipeline and groundwater wells. The 2013 Feasibility Study includes plans for on-site infrastructure including a 60,000 tpd process plant facility, open pit mine infrastructure, tailings facility and administrative offices.
On April 15, 2019, the federal Minister of Environment and Climate Change issued a positive Decision Statement regarding the Blackwater Project’s Environmental Assessment (“EA”).  Furthermore, on June 24, 2019, the British Columbia Ministers of Environment and Climate Change Strategy and Energy, Mines, and Petroleum Resources issued an EA certificate for the Blackwater Project.
On April 18, 2019, the Company entered into a trilateral participation agreement (“PA”) with the Lhoosk’uz Dene Nation and Ulkatcho First Nation, the two Indigenous groups whose traditional territories overlap the Blackwater Project’s mine site.
Mine construction and operation will require a large number of federal and provincial permits, many pertaining to potential impacts on surface water and fisheries. A number of key engineering and environmental studies in support of the broader permitting effort were completed in 2019.
The federal and provincial permitting requirements include public and First Nations consultations.  The Company continues to engage a number of First Nations groups who have interests in the Blackwater Project area, including discussions regarding Participation Agreements for construction and operation of the mine with key local First Nations.
There is no evidence of historic mining activities in the Blackwater Project area.  Existing environmental liabilities are related to the exploration activities of New Gold and its predecessor companies.  The post-mining reclamation objective is wildlife habitat and return of the land for traditional use by indigenous groups.
New Gold has conducted extensive environmental baseline studies and is preparing comprehensive environmental management plans for the Blackwater Project.  Mitigation plans are in place for potential effects on fish due to flow reductions in Davidson Creek and for potential effects on caribou and the whitebark pine species.  A fish habitat compensation plan will be implemented to ensure no net loss of fish habitat will result from the operations. The Blackwater Project is located at the periphery of caribou range and a plan has been proposed to offset for potential impacts to the habitat.
New Gold has posted an irrevocable standby letter of credit totaling approximately C$1.9 million in respect of reclamation security deposits for the Blackwater Project’s Mines Act permit, gravel pit project and adjacent properties.  The reclamation and closure cost obligation for the Blackwater Project as at December 31, 2019 was estimated to be $9.4 million. Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 18 of the Company’s audited consolidated financial statements for the year ended December 31, 2019.

Mineral Reserve and Mineral Resource Estimates
The Blackwater Project Mineral Reserves estimate is summarized in the “Mineral Reserve Estimates” table.  The Blackwater Project Mineral Resource estimate is summarized in the “Measured and Indicated Mineral Resource Estimates (Exclusive of Mineral Reserves)” and “Inferred Mineral Resource Estimates” tables.   See “Description of Business – Summary of Mineral Reserve and Mineral Resource Estimates” on page 16.  The parameters, assumptions and methodologies applied in generating the Mineral Reserve and Mineral Resource estimates are considered reasonable and appropriate.  Furthermore, the mining, metallurgical, infrastructure, permitting and other relevant factors relating to the Blackwater Mineral Reserves and Mineral Resources fully support these estimates.
Mining Operations
The mining operations described below are set out in the 2013 Feasibility Study. The Company did internal trade-off studies for the Blackwater Project in 2018 and 2019 to enhance project economics and maximize free cash flow. In 2020, the Company will continue to assess alternative scenarios at Blackwater that involve lower initial capital requirements, a phased approach to open pit mining and a higher-grade pit configuration with the goal of improving mineral economics for the project.  In addition, the Company is considering other strategic alternatives with respect to the Blackwater project.
Mining and Recovery Methods
The Blackwater Project has been designed as a conventional open pit mining operation.  A truck and shovel operation will operate year-round in a pit designed considering the geology, technical, economic and related environmental characteristics of Mineral Resource to be mined, and location of the deposit. The 2013 Feasibility Study contemplates that run-of-mine ore will be delivered to a primary crusher that feeds a whole ore leach gold-silver recovery plant, ground mineralized material from a conventional milling circuit will be thickened, passed through a leaching and carbon-in-pulp extraction circuit, and subjected to carbon stripping and electrowinning prior to being smelted into a gold-silver doré.
Capital and Operating Costs
The Blackwater Project has Proven and Probable Mineral Reserves of over 8.2 million ounces of gold and 60.8 million ounces of silver and, as designed in the 2013 Feasibility Study, is expected to have a 17-year mine life. The 2013 Feasibility Study estimated production of approximately 485,000 ounces of gold and 1,800,000 ounces of silver annually for the first nine years of full production.  The 2013 Feasibility Study also estimated the life-of-mine total cash costs and all-in sustaining costs per ounce of gold to be C$609 and C$706 per ounce respectively, assuming a $1,300 per ounce gold price, $22.00 per ounce silver price and an exchange rate of C$0.95 to one United States dollar.  Total cash costs per ounce and all-in sustaining costs are non-GAAP measures.  See “Non-GAAP Measures” on page 5.
CERRO SAN PEDRO MINE, MEXICO
The Cerro San Pedro Mine was an open-pit gold and silver heap leach operation located in central Mexico in the state of San Luis Potosí, approximately 400 kilometres north of Mexico City and 14 kilometres east of the city of San Luis Potosí.  The mine is owned by the Company’s wholly owned subsidiary, Minera San Xavier S.A. de C.V. (“MSX”). The Cerro San Pedro Mine concluded active mining operations in June 2016 and transitioned to reclamation in December 2018.
Mine Closure
The schedule for completing the activities relating to the closure of Cerro San Pedro is dictated by the environmental authorization (“EIS”) for the mine.  The site reclamation must be completed within four years of final processing, including any demolition of processing plants, maintenance shop, buildings; reforestation of waste dumps; and detox, washing, rinsing, and reforestation of the heap leach pad.  MSX has posted reclamation security of approximately $15.6 million with the Mexican environmental regulatory agency, SEMARNAT, under the general law for ecological balance and environmental protection. As at December 31, 2019, the Company has posted this security in the form of an irrevocable standby letter of credit.  The reclamation and closure cost obligation for the Cerro San Pedro Mine as at December 31, 2019 is estimated to be $12.6 million.  Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 18 of the Company’s audited consolidated financial statements for the year ended December 31, 2019. New Gold expects to incur the majority of this obligation and finalize most of major closure activities in 2020-2022.

RISK FACTORS
New Gold’s business activities are subject to significant risks, including, but not limited to, those described below. Every investor or potential investor in New Gold securities should carefully consider these risks. Any of the following risks could have a material adverse effect on the Company, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.  Additional risks related to our material properties are discussed in the technical reports and other documents filed by the Company from time to time on SEDAR. In addition, other risks and uncertainties not presently known by management of the Company or that management currently believes are immaterial could affect the Company, its business and prospects.
CHANGES IN METAL PRICES
The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:
●	the strength of the United States economy and the economies of other industrialized and developing nations;
●	global and regional political and economic conditions;
●	the relative strength of the United States dollar and other currencies;
●	expectations with respect to the rate of inflation;
●	interest rates;
●	purchases and sales of gold by central banks and other large holders, including speculators;
●	demand for jewellery containing gold;
●	investment activity, including speculation, in gold as a commodity; and
●	worldwide production.
The price of gold was US$1,523 per ounce as at December 31, 2019, compared to US$1,282 as at December 31, 2018. Future metal price declines could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position. Depending on the price of gold, copper and silver, the Company’s cash flow from mining operations may be insufficient to meet its operating needs and capital expenditures, and as a result the Company could experience losses and/or may curtail or suspend some or all of its exploration, development, construction and mining activities (including residual leaching) or otherwise revise its mine plans and exploration, development and construction plans, and could lose its interest in, or be forced to sell, some or all of its properties.

Reserve calculations and mine plans that are revised using significantly lower gold, copper, silver and other metal prices could result in significant reductions in estimated Mineral Reserves and resources as well as revisions in the Company’s life of mine plans, which in turn could result in material write-downs of the Company’s investments in mining properties and increased depletion, reclamation and closure charges. Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site. Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. In addition, cash costs and all-in sustaining costs of gold production are calculated net of by-product credits, and therefore may also be impacted by downward fluctuations in the price of by-product metals. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.
In addition to adversely affecting the Company’s Mineral Reserve and Mineral Resource estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project or mine. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project or mine. Even if a project or mine is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations and financial condition.
From time to time the Company engages in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, but there is no assurance that any such commodity hedging transactions designed to reduce the risk associated with fluctuations in commodity prices will be successful. Hedging may not protect adequately against declines in the price of the hedged commodity. Furthermore, although hedging may protect the Company from a decline in the price of the commodity being hedged, it may also prevent the Company from benefiting from price increases.
PRODUCTION ESTIMATES
Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, the Company’s production forecasts are based on full production being achieved at all of its mines. The Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties, the occurrence of any of which could result in delays, slowdowns or suspensions and ultimately, the failure to achieve and maintain full production rates. The Company’s production estimates are dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of its life of mine plans, the accuracy of assumptions regarding ore grades and recovery rates, weather conditions, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, the accuracy of estimated rates and costs of mining and processing, including without limitation, operating expenses, cash costs and all-in sustaining costs, mill availability, reliability of equipment and machinery, the performance of the processing circuit or other processes, water supply and/or quality, the receipt and maintenance of permits and the availability of a sufficient amount of people to perform the work necessary to maintain production as estimated. The Company’s actual production and other projected economic and operating parameters may not be realized for a variety of reasons, including those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

COST ESTIMATES
The Company prepares estimates of operating costs, capital costs and closure costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar and, to a lesser extent, Mexican peso, smelting and refining charges, penalty elements in concentrates, royalties, the price of gold and by-product metals, the cost of inputs used in mining operations and production levels.
New Gold’s actual costs may vary from estimates for a variety of reasons, including changing waste-to-ore ratios, ore grade metallurgy, weather conditions, ground conditions, labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates, as well as those risks identified under the heading “Operating Risks” below. Failure to achieve cost estimates or material increases in costs could have an adverse impact on New Gold’s future cash flows, profitability, results of operations and financial condition.
CONSTRUCTION RISKS
As a result of the substantial expenditures involved in development projects, development projects are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines or new areas of operating mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.
Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company.  These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.
Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production of a development project would increase capital costs and delay receipt of revenues.
The New Afton C-zone is currently in the construction stage of its development. Given the inherent risks and uncertainties associated with mine development, there can be no assurance that the construction will continue in accordance with current expectations or at all, or that construction costs will be consistent with the budget, or that the mine will operate as planned.
VOLATILITY IN THE MARKET PRICE OF THE COMPANY’S SECURITIES
The Common Shares are listed on the TSX and NYSE American. The per share price of the Common Shares on the TSX fluctuated from a high of C$2.03 to a low of C$0.82 and on the NYSE American from a high of US$1.36 to a low of US$1.29 during the twelve-month period ending December 31, 2019. There can be no assurance that continual fluctuation in price will not occur.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. Other factors unrelated to the Company’s performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Common Shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities. The price of the Common Shares is also likely to be significantly affected by short-term changes in gold, and, to a lesser extent, copper and silver, prices, by the Company’s financial condition and results of operations as reflected in its quarterly financial statements and by other operational and regulatory matters.
As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect New Gold’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. New Gold may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
GOVERNMENT REGULATION
The mining, processing, development, exploration and reclamation and closure activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people, relations with local First Nations and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have a material adverse effect on the Company’s financial position and results of operations. Amendments to current laws, regulations and permits governing operations or development activities and activities of mining and exploration companies, or the application of existing laws, regulations and permits (including a more stringent or different application), could have a material adverse impact on the Company’s results of operations or financial position, or could require abandonment or delays in the development of new mining properties or the suspension or curtailment of operations at existing mines. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations or development activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions (see also “Permitting” below). Additionally, the Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail or otherwise negatively impact the Company’s operations and other activities.
PERMITTING
The Company’s operations, development projects and exploration activities are subject to receiving and maintaining licenses, permits and approvals, including regulatory relief or amendments, (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties the Company must receive numerous permits, and continued operations at the Company’s mines are also dependent on maintaining, complying with and renewing required permits or obtaining additional permits.
New Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. New Gold is currently anticipating receiving permits for the B-3 and C-zone developments at the New Afton Mine.

In the past there have been challenges to the Company’s permits that were temporarily successful as well as delays in the renewal of certain permits or in receiving additional required permits. There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or continue operating at any particular property or to pursue the Company’s exploration activities. To the extent that required permits cannot be obtained or maintained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the applicable operations or activities being financially unattractive or uneconomic. An inability to obtain or maintain permits or to conduct mining operations pursuant to applicable permits would materially reduce the Company’s production and cash flow and could undermine its profitability.
DEPENDENCE ON THE RAINY RIVER AND NEW AFTON MINES
The Company’s operations at the Rainy River and New Afton Mines are expected to account for substantially all of the Company’s gold and copper production in 2020. Any adverse condition affecting mining or milling conditions at the Rainy River Mine or New Afton Mine could have a material adverse effect on the Company’s financial performance and results of operations.
Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the Rainy River and New Afton Mines for its cash flow provided by operating activities.
OPERATING RISKS
Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver including unusual and unexpected ground conditions or geologic formations, seismic activity, rock bursts, rock slides, cave-ins, slope or pit wall failures, flooding, fire, metal losses, periodic interruption due to inclement or hazardous weather conditions and other conditions that would impact the drilling and removal of material. Block caving activities, including at the New Afton Mine, generally result in surface subsidence. The configuration of subsidence presently occurring above the west cave at the New Afton Mine is slightly offset from the original model, which is thought to be driven largely by the weaker rock mass located south of the cave footprint. The subsidence is being monitored and evaluated on an ongoing basis. Surface subsidence or any of the above hazards and risks could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by operational problems such as a failure of a production hoist, filter press, SAG mill or other equipment, or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, dilution, block cave performance and metallurgical or other characteristics, significant increases or decreases in precipitation resulting in an over or under supply of water, treated water quality that is too low to allow for discharge when needed, interruptions in or shortages of electrical power, shortages of required inputs, labour shortages or strikes, claims by or disagreements with First Nations and other indigenous groups, restrictions or regulations imposed by government agencies or changes in the regulatory environment. The Company’s milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, short-term operating factors, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

The occurrence of one or more of these events may result in the death of, or personal injury to, employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, suspension, curtailment or termination of operations, environmental damage and potential legal liabilities, any of which may adversely affect the Company’s business, reputation, prospects, results of operations and financial condition.
EXPLORATION AND DEVELOPMENT RISKS
The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.
Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as accuracy of estimated size, continuity of mineralization, average grade and metallurgical characteristics (see “Uncertainty in the Estimation of Mineral Reserves and Mineral Resources” below); proximity to infrastructure; metal prices, which are highly cyclical (see “Changes in Metal Prices” above); and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection (see “Government Regulation” above). The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.
Development projects are uncertain and capital cost estimates, projected operating costs, production rates, recovery rates, mine life and other operating parameters and economic returns may differ significantly from those estimated for a project. Development projects rely on the accuracy of predicted factors including capital and operating costs, metallurgical recoveries, reserve estimates and future metal prices. Development projects also rely on diligent capital management to prevent overspending. In addition, there can be no assurance that gold, copper or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
At New Afton, the Company is developing the C-zone.  At Rainy River certain projects are continuing such as installation of wick drains and construction of a maintenance and warehouse facility. The Company may engage in other development and expansion activities at its operating mines from time to time. Expansion projects, including development and expansions of facilities and extensions to new ore bodies or new portions of existing ore bodies, have risks and uncertainties similar to development projects.
A project is subject to numerous risks during development including, but not limited to, the accuracy of feasibility studies, obtaining and complying with required permits, changes in environmental or other government regulations, securing all necessary surface and land tenure rights, consulting and accommodating First Nations and other indigenous groups and financing risks. In particular, the Company is actively engaged in consultation with various First Nations and other indigenous groups in connection with the New Afton C-zone development and the Blackwater Project in British Columbia. This engagement may be impacted by the British Columbia Declaration on the Rights of Indigenous Peoples Act. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal challenges or restrictions or governmental intervention, infrastructure limitations, environmental issues, unexpected ground conditions or other unforeseen development challenges, commodity prices, disputes with local communities or other events, could result in one or more of New Gold’s planned developments becoming impractical or uneconomic to complete. Any such occurrence could have an adverse impact on New Gold’s growth, financial condition and results of operations. There can be no assurance that the Company’s expansion and development projects will continue in accordance with current expectations or at all. See also “Permitting” above.

FINANCING RISKS
The Company’s mining, processing, development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company. Furthermore, if the Company raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. If raised through asset sales, such sales may not be at favourable terms for the Company, may reduce the assets and future economic performance of the Company.  Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production of any or all of the Company’s mineral properties. The cost and terms of such financing may significantly reduce the expected benefits from new developments or render such developments uneconomic.
NEED FOR ADDITIONAL MINERAL RESERVES AND MINERAL RESOURCES
Because mines have limited lives based on proven and probable Mineral Reserves, the Company continually seeks to replace and expand its Mineral Reserves and Mineral Resources. The Company’s ability to maintain or increase its annual production of gold, copper and silver depends in significant part on its ability to find or acquire new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. Exploration is inherently speculative. New Gold’s exploration projects involve many risks and exploration is frequently unsuccessful. See “Exploration and Development Risks” above. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of New Gold may decline if reserves are mined without adequate replacement.
UNCERTAINTY IN THE ESTIMATION OF MINERAL RESERVES AND MINERAL RESOURCES
Mineral Reserves and Mineral Resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. Mineral Reserve and Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, geotechnical factors (such as pit slope angles), marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold, copper and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of Mineral Reserve and Mineral Resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render Mineral Reserves and Mineral Resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s Mineral Reserves and Mineral Resources. Mineral Resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. There may also be outliers in the representative samples that may disproportionally skew the estimates. Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in Mineral Resources or Mineral Reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. In addition, the estimates of Mineral Resources, Mineral Reserves and economic projections rely in part on third-party reports and investigations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined and, as a result, the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves and Mineral Resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.
Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.
UNCERTAINTY RELATING TO INFERRED MINERAL RESOURCES
Inferred Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred Mineral Resources, there is no assurance that inferred Mineral Resources will be upgraded through further exploration to the measured and indicated resource classification level of confidence necessary for their potential conversion to proven or probable Mineral Reserves as a result of a pre-feasibility or feasibility level technical study.
IMPAIRMENT
On a quarterly basis, we review and evaluate our mining interests for indicators of impairment. In the past, we have recognized material impairment losses. In 2018, a total impairment of $836.6 million was recorded in the second and fourth quarters in relation to the Rainy River Mine and a $218.2 million impairment was recorded in relation to the Blackwater Project.   Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in New Gold’s life-of-mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, copper and silver prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

TITLE CLAIMS AND RIGHTS OF INDIGENOUS PEOPLES
New Gold’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.
Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. In British Columbia, the provincial government has enacted the Declaration on the Rights of Indigenous Peoples Act in November 2019, which may affect consultation requirements in that jurisdiction. Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Canada and Mexico in which title or other rights are claimed by First Nations and other indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.
ENVIRONMENTAL RISKS
The Company is subject to environmental regulation in Canada and Mexico where it operates or has exploration or development activities. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have exploration or development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.
The Company expends significant resources to comply with environmental laws, regulations and permitting requirements, and expects to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. However, there can be no assurance that:
●
the Company has been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;

●	the Company’s compliance will not be challenged; or
●	the costs of compliance will be economic and will not materially or adversely affect the Company’s future cash flow, results of operations and financial condition.
The Company may be subject to proceedings in respect of alleged failures to comply with environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, the Company could suffer delays or impediments to or suspension of development and construction of the Company’s projects and operations and, even if the Company  is ultimately successful, it may not be compensated for the losses resulting from any such proceedings or delays.

Environmental legislation is evolving in a manner which will involve, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties or exploration activities. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and results of operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties. Changes in weather conditions can also cause environmental hazards, such as increased precipitation leading to a heightened risk of environmental incidents and need for water management mitigation.  Increased precipitation can also affect compliance with environmental regulations and affect operations. In addition, measures taken to address and mitigate known environmental hazards or risks may not be fully successful, and such hazards or risks may materialize.
There may be existing environmental hazards, contamination or damage at its mines or projects that the Company is unaware of. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties.  The Company may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by its activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable. The New Afton Mine has also been used for mining and related operations for many years before the Company acquired it and was acquired as is or with assumed environmental liabilities from previous owners or operators.
Any finding of liability in proceedings pursuant to environmental laws, regulations or permitting requirements could result in additional substantial costs, delays in the exploration, development and operation of the Company’s properties and other penalties and liabilities related to associated losses, including, but not limited to:
●	monetary penalties (including fines);
●	restrictions on or suspension of its activities;
●	loss of its rights, permits and property;
●	completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
●	premature reclamation of our operating sites; and
●	seizure of funds or forfeiture of bonds.

The cost of addressing environmental conditions or risks, and liabilities associated with environmental damage, may be significant, and could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition. Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject the Company to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s prospects, results of operations and financial position.
Production at certain of the Company’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured, in addition to liability for any damage caused. Such liability could be material.
Mining companies also face inherent risks in their operations with respect to tailings dams and structures built for the containment of the metals and mining waste, known as tailings, which exposes the Company to certain risks. Unexpected failings of tailings dams may release tailings and cause extensive environmental damage to the surrounding area. Dam failures could result in the immediate suspension of mining operations by government authorities and cause significant expenses, write offs of material assets and recognize provisions for remediation, which affect the statements of financial position and statements of operations. The unexpected failure of one of its tailings dams could subject the Company to any or all of the potential impacts discussed above, among others. If any such risks were to occur, this could materially and adversely affect the Company’s reputation, its ability to conduct its operations and could make the Company subject to liability and, as a result, have a material adverse effect on its business, financial condition and results of operations.
INSURANCE AND UNINSURED RISKS
New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope or wall failures, cave-ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities or other property, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.
Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with the Company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available on acceptable terms or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. New Gold may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on results of operations and financial condition.

RECLAMATION COSTS
The Company’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. It may be necessary to revise reclamation concepts and plans, which could increase costs.
Management estimates the reclamation and closure cost obligations for all of its properties is $107.0 million as at December 31, 2019.  Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 18 of the Company’s audited consolidated financial statements for the year ended December 31, 2019. As at December 31, 2019, the Company had posted letters of credit or other financial assurance in an aggregate amount of $118.9 million to address these liabilities.
Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond. In addition, reclamation bonds are generally issued under the Company’s credit facilities; increases in the amount of reclamation bonds will decrease the amount of the Credit Facility available for other purposes.
Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. If actual costs are significantly higher than the Company’s estimates, then its results of operations and financial position could be materially adversely affected.
FOREIGN CURRENCY EXCHANGE RATES
New Gold’s mineral properties are located in Canada and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in United States dollars. The three main types of foreign exchange risk the Company faces are:
●
transaction exposure: New Gold’s operations sell commodities and incur costs in different currencies. Specifically, the Company’s revenues are denominated in United States dollars while most of the Company’s expenses are currently denominated in Canadian dollars and, to a lesser extent, Mexican pesos. This creates exposure at the operational level, which may affect its profitability as exchange rates fluctuate. The appreciation of non-United States dollar currencies against the United States dollar can increase the costs of production at New Gold’s mines, making those mines less profitable;

●
exposure to currency risk: New Gold is exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the United States dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt; and

●
translation exposure: New Gold’s functional and reporting currency is United States dollars. Certain of the Company’s operations have assets and liabilities denominated in currencies other than the United States dollar, with translation foreign exchange gains and losses included in these balances in the determination of profit or loss. Therefore, exchange rate movements in the Canadian dollar and, to a lesser extent, Mexican peso can have a significant impact on the Company’s consolidated operating results.

As a result, fluctuations in currency exchange rates could significantly affect the Company’s business, financial condition, results of operations and liquidity.
GLOBAL ECONOMIC CONDITIONS
Economic and geopolitical events may create uncertainty in global financial and equity markets. The global debt situation may cause increased global political and financial instability resulting in downward price pressure for many asset classes and increased volatility and risk spreads.  Additionally, if a public health crisis, such as an epidemic or pandemic related to the coronavirus (COVID-19) or another virus, terrorist activity, armed conflict, political instability or natural disasters occur in Canada, the U.S. or other locations, such events could cause general economic conditions to deteriorate, cause supply chain shortages or otherwise negatively impact our operations.  Difficult, or worsening, general economic conditions could have a material adverse effect on our business, financial condition, and operating results.
Such disruptions could make it more difficult for us to obtain financing for our operations, or increase the cost of such financing, among other things. If are not able to raise capital when we need it, or to access capital on reasonable terms, it could have a material adverse effect on our business, operations, financial performance or financial condition. These and other related factors can lead to lower longer term asset values, which can result in impairment losses.
IMPACT OF PANDEMIC DISEASE ON GLOBAL ECONOMIC CONDITIONS AND ECONOMIC PERFORMANCE
The Company’s operations are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, such as the novel coronavirus (COVID-19) outbreak which began at the beginning of 2020. These infectious disease risks may not be adequately responded to locally, nationally or internationally due to lack of preparedness to detect and respond to outbreaks or respond to significant pandemic threats. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of the Company’s mining and exploration operations to operate as intended due to a shortage of skilled employees, shortages or disruptions in supply chains, inability of employees to access sufficient healthcare, significant social upheavals, government or regulatory actions or inactions, decreased demand or the inability to sell precious metals or declines in the price of precious metals, capital market volatility, or other unknown but potentially significant impacts. For example, a two week temporary suspension of operations at the Rainy River Mine was announced on March 20, 2020 due to federal and provincial recommendations for a fourteen day period of self-isolation following travel outside Canada, which had a large affect on the mine workforce due to frequent border crossing being a common practice in the region near the mine, which borders on the United States. There are potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infection disease outbreak. As such, both catastrophic outbreaks as well as regional and local outbreaks can have a significant impact on the Company’s operations, future cash flows, earnings, results of operations and financial condition. The Company may not be able to accurately predict the quantum of such risks. In addition, the Company’s own operations are exposed to infectious disease risks noted above and as such the Company’s operations may be adversely affected by such infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus, such as the novel coronavirus (COVID-19) or other contagions or epidemic disease could have a material adverse effect on the Company, its business, results from operations and financial condition.
The novel coronavirus (COVID-19) outbreak originating from China at the beginning of 2020 has resulted in extended shutdowns of numerous business activities and supply chain disruptions. These shutdowns and disruptions have impacted the global economy and may have an adverse impact on our business. As new developments continue to arise, we are not yet able to fully ascertain the full impact that the coronavirus may have on gold prices, commodity prices, our costs and availability of supplies, availability of personnel and the global economy. The direct and indirect effects of the coronavirus could have a material adverse effect on our future cash flows, earnings, results of operations and financial condition. In addition, health concerns could result in social, economic and labor instability.

GLOBAL FINANCIAL CONDITIONS
Global financial conditions have been subject to continued volatility. Government debt, the risk of sovereign defaults, political instability and wider economic concerns in many countries have been causing significant uncertainties in the markets. Disruptions in the credit and capital markets can have a negative impact on the availability and terms of credit and capital. Uncertainties in these markets could have a material adverse effect on the Company’s liquidity, ability to raise capital and cost of capital. High levels of volatility and market turmoil could also adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on the Company’s business.
DEBT AND LIQUIDITY RISK
As at December 31, 2019, the Company had long-term debt comprised of two series of notes in an aggregate principal amount of US$700 million. In addition, the Company has a US$400 million Credit Facility.  The Company’s ability to make scheduled payments of principal and interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of New Gold. The Company is exposed to interest rate risk on variable rate debt, if any. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.
In the future, the Company may not continue to generate cash flow from operations sufficient to service its debt and make necessary or planned capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations. In addition, if New Gold is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should New Gold’s business prospects deteriorate, the ratings currently assigned to New Gold by Moody’s Investor Services and Standard & Poor’s Ratings Services could be downgraded, which could adversely affect the value of New Gold’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, and increase New Gold’s borrowing costs.
If the Company’s cash flow and other sources of liquidity are not sufficient to continue operations and make necessary and planned capital expenditures, the Company may cancel or defer capital expenditures and/or suspend or curtail operations. Such an action may impact production at mining operations and/or the timelines and cost associated with development projects, which could have a material adverse effect on the Company’s prospects, results of operations and financial condition.
The terms of the Company’s Credit Facility and stream agreement with Royal Gold require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. In addition, the terms of the Company’s 2022 Unsecured Notes and 2025 Unsecured Notes require the Company to satisfy various affirmative and negative covenants.  These covenants limit, among other things, the Company’s ability to incur indebtedness, create certain liens on assets or engage in certain types of transactions.  There are no assurances that in future, the Company will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets.  Furthermore, a failure to comply with these covenants, including, in the case of the Credit Facility and stream agreement with Royal Gold, a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and/or the 2022 Unsecured Notes and/or the 2025 Unsecured Notes and/or stream agreement and would allow the lenders or noteholders or other contractual counterparty, as the case may be, to accelerate the debt or other obligations as the case may be.

TAXATION
New Gold has operations and conducts business in a number of different jurisdictions and is accordingly subject to the taxation laws of each such jurisdiction, as well as tax reviews and assessments in the ordinary course. Taxation laws are complex, subject to interpretation and subject to change. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the Company, which could adversely affect its profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.
RISKS RELATED TO FURTHER PROCESSING
The Company’s operations produce concentrate, doré or other products that are not refined metals (“Unrefined Product”) and generally require further processing at a smelter and/or a refinery to become marketable metal.  Such Unrefined Product contains metals and other elements that require removal, some of which may limit the smelters or brokers who can or will purchase or process the Unrefined Product and the refineries who will process the Unrefined Product, or negatively impact the terms of such purchase or processing arrangements.  In addition, treatment and refining charges are subject to fluctuations, which could negatively impact the Company’s revenue or expenses.
In addition, the Company is generally responsible for transporting Unrefined Products either to the smelter or refinery or to a designated point where risk of loss is transferred.  The Company is exposed to risks related to the cost and availability of transportation and storage facilities associated with Unrefined Product, and the Company may not be able to make alternative transportation or storage arrangements on reasonable commercial terms or at all. The Company is dependent on the Port of Vancouver for the storage and transportation of all concentrate from New Afton; in the event the Port of Vancouver is closed, there is no commercial alternative port available.  There can be no assurance that the Company will be able to continue to sell and process its Unrefined Product, including the related transportation and storage, on reasonable commercial terms or at all.
AVAILABILITY AND PRICE OF INPUTS
Disruptions in the supply of products or services required for the Company’s activities could also adversely affect the Company’s operations, financial condition and results of operations. In particular, due to the limited number of suppliers of sodium cyanide in each jurisdiction in which the Company operates, a delay in supply, a force majeure event or a breach of contract by one of the Company’s sodium cyanide suppliers could result in delays in processing times which may adversely affect results of operations.
Mining operations and facilities are intensive users of electricity and carbon-based fuels. The Company is subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products, which are subject to carbon taxes. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect its results of operations and financial condition.

The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect the Company’s results of operations and financial condition.
INFRASTRUCTURE
Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.
COMMUNITY RELATIONS, LICENSE TO OPERATE AND REPUTATION
The Company’s relationship with the host communities where it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or New Gold’s operations or development activities specifically, could have an adverse effect on the Company’s reputation.
Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s results of operations, financial condition and prospects. While New Gold is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.
CLIMATE CHANGE RISKS
Changes in climate conditions could adversely affect the Company’s business and operations through the impact of (i) more extreme temperatures, precipitation levels and other weather events; (ii) changes to laws and regulations related to climate change; and (iii) changes in the price or availability of goods and services required by our business.
Climate change may lead to more extremes in temperatures, precipitation levels and other weather events. Extreme high or low temperatures could impact the operation of equipment and the safety of personnel at the Company’s sites, which could result in damage to equipment, injury to personnel and production disruptions.  Changes in precipitation levels may impact the availability of water at the Company’s operations, which the mills require to operate, potentially leading to production disruptions. Low precipitation also increases the risk of large forest fires, as occurred in proximity to the Company’s operations in British Columbia in the summer of 2017, which could cause production disruptions or damage site infrastructure. Increases in precipitation levels could also lead to water management challenges, including challenging our ability to hold or treat and discharge water in the amounts required. Extreme weather events, such as forest fires, severe storms or floods, all of which may be more probable and more extreme due to climate change, may negatively impact operations, disrupt production and damage site infrastructure. Significant capital investment may be required to address these occurrences and to adapt to changes in average operating conditions caused by these changes to the climate.

Climate change may lead to new laws and regulations that affect the Company’s business and operations. Many governments are moving to enact climate change legislation and treaties at the international, national, state, provincial and local levels. Where legislation already exists, regulations relating to emission levels and energy efficiency are becoming more stringent. Some of the costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs. For example, the Company’s operations paid Canadian Federal and Provincial carbon taxes in 2019 and will also pay such taxes in 2020.
Climate change may lead to changes in the price and availability of goods and services required for the Company’s operations, which require the regular supply of consumables such as diesel, electricity, and sodium cyanide to operate efficiently. The Company’s operations also depend on service providers to transport these consumables and other goods to the operations and to transport doré and concentrate produced by the Company to refiners. The effects of extreme weather described above and changes in legislation and regulation on the Company’s suppliers and their industries may cause limited availability or higher price for these goods and services, which could result in higher costs or production disruptions.
We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.
GEOTECHNICAL RISKS
There are geotechnical challenges associated with the development and operation of open pit and underground mines. Exposure to geotechnical instability may result from ground and subsurface conditions, larger pits and deeper underground developments. No assurances can be given that adverse geotechnical conditions, such as pit and tailings facility wall failures, underground cave-ins, subsidence and other ground-related instability, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities can be difficult to predict and are often affected by risks beyond the Company’s control, such as severe weather, higher than average rainfall and seismic events. Geotechnical failures can result in limited access to mine sites, suspension or operations, production delays, government investigations, increased costs, as well as injuries and deaths in the most extreme cases. All of these could adversely impact the Company’s results of operations and financial position.
LABOUR AND EMPLOYMENT MATTERS
Production at the Company’s mines and projects is dependent on the efforts of the Company’s employees and contractors. The Company competes with mining and other companies on a global basis to attract and retain employees at all levels with appropriate technical skills and operating experience necessary to operate its mines. The conduct of the Company’s operations is dependent on access to skilled labour. Access to skilled labour may prove particularly challenging where mining operations are conducted in remote locations. Shortages of suitably qualified personnel could have a material adverse effect on the Company’s business and results of operations. Relations between the Company and its employees may be impacted by changes in the scheme of labour relations, which may be introduced by the relevant governmental authorities in the jurisdictions where the Company carries on business. New Gold had approximately 62 employees that belong to a union at the Cerro San Pedro Mine, which transitioned to reclamation in December 2018.  In addition, the Company engages contractors who may have unionized employees. Adverse changes in the schemes of labour relations in different jurisdictions or in the relationship between the Company and its employees, or between the Company’s contractors and their respective employees, may have a material adverse effect on the Company’s business, results of operations and financial condition.

LITIGATION AND DISPUTE RESOLUTION
From time to time New Gold is subject to legal claims, with and without merit. These claims may commence informally and reach a commercial settlement or may progress to a more formal dispute resolution process. The causes of potential future claims cannot be known and may arise from, among other things, business activities, environmental laws, land use, contractor engagements, volatility in stock price or failure to comply with disclosure obligations. In particular, the complex activities and significant expenditures associated with construction activities, such as the C-zone development, may lead to various claims, some of which may be material. Defense and settlement costs may be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.
TITLE RISKS
The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interest, including prior unregistered liens, agreements, transfers, royalties or claims, including land claims by First Nations or other indigenous groups, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided, and the Company may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights. As a result of these issues, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties, or the economics of its mineral properties may be impacted. An impairment to, or defect in, the Company’s title to its properties or a dispute regarding property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations.
COMPETITION
New Gold faces strong competition from other mining companies in connection with the identification and acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than New Gold. As a result of this competition, the Company may be unable to identify, maintain or acquire attractive mining properties on acceptable terms or at all. Consequently, the Company’s prospects, revenues, operations and financial condition could be materially adversely affected.
RETENTION OF KEY PERSONNEL
The Company’s business is dependent on retaining the services of a number of key personnel of the appropriate calibre as the business develops. New Gold’s success is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management, and the loss of one or more of such persons could have a material adverse effect on the Company. The Company does not maintain any key man insurance with respect to any of its officers or directors.

HEDGING
From time to time the Company uses or may use certain derivative products to hedge or manage the risks associated with changes in gold prices, copper prices, silver prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.
There is no assurance that any hedging program or transactions which may be adopted or utilized by New Gold designed to reduce the risk associated with changes in gold prices, copper prices, silver prices, interest rates, foreign currency exchange rates or energy prices will be successful. Although hedging may protect New Gold from an adverse price change, it may also prevent New Gold from benefiting fully from a positive price change.
COUNTERPARTY RISK
Counterparty risk is the risk to the Company that a party to a contract will default on its contractual obligations to the Company. The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services, such as hedging arrangements; (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; and (vi) the Company’s lenders. Although the Company makes efforts to limit its counterparty risk, the Company cannot effectively operate its business without relying, to a certain extent, on the performance of third party service providers.
INVESTMENT RISK
Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. This includes interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Other aspects of investment risk include credit risk (the risk of unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations) and liquidity risk (the risk that the Company has entered into an investment that cannot be closed out quickly). Although the factors that affect investment risk are outside the Company’s control, the Company limits investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.
DISCLOSURE AND INTERNAL CONTROLS
The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”). The Company documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.
The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

The Company may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required disclosure.
No evaluation can provide complete assurance that the Company’s financial and disclosure controls will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments.
CONFLICTS OF INTEREST
Certain of New Gold’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on the Company’s business.
CORRUPTION AND BRIBERY LAWS
The Company’s operations are governed by, and involve interactions with, many levels of government in numerous countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Criminal Code, the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which the Company conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations not only by its employees, but also by its contractors and third party agents. Although the Company has adopted steps to mitigate such risks, such measures may not always be effective in ensuring that the Company, its employees, contractors and third party agents will comply strictly with such laws. If the Company finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on the Company’s reputation and results of its operations.
ACQUISITION AND INTEGRATION RISKS
As part of its business strategy, New Gold has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, New Gold may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into New Gold. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, if at all, or that any acquisition or business arrangement completed will ultimately benefit its business. Such acquisitions may be significant in size, may change the scale of the Company’s business and may expose the Company to new geographic, political, operating, financial or geological risks. Further, any acquisition the Company makes will require a significant amount of time and attention of New Gold management, as well as resources that otherwise could be spent on the operation and development of the Company’s existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that New Gold will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.
FOREIGN OPERATIONS
The Company’s mining operations and projects are currently in Canada. The Company owns a mine in Mexico that transitioned to reclamation in 2018. The Company may acquire mining operations or properties in foreign jurisdictions in the future. As a result of its activities in multiple jurisdictions, the Company is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary for each country and include, but are not limited to: fluctuations in currency exchange rates; high rates of inflation; labour unrest; environmental controls and permitting; restrictions on the use of land and natural resources; renegotiation or nullification of existing concessions, licenses, permits and contracts; delays in obtaining or the inability to obtain necessary governmental licenses and permits; illegal mining; corruption; higher rates of criminality; unstable or unreliable legal systems; changes in the taxation or royalty regimes; arbitrary changes in laws or policies; restrictions on foreign exchange and repatriation; limitations on exports and imports; changing political conditions, social unrest, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction; and other risks arising out of foreign sovereignty issues.
Changes, if any, in mining or investment laws or policies or shifts in political attitudes in these countries could adversely affect the Company’s operations or profitability. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability. Furthermore, in the event of a dispute arising from the Company’s activities, it may be subject to the exclusive jurisdiction of courts outside of Canada and the United States or may not be successful in subjecting persons to the jurisdiction of courts in Canada and the United States, either of which could unexpectedly and adversely affect the outcome of a dispute.

INFORMATION SYSTEMS SECURITY THREATS
New Gold has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. New Gold’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information systems failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that New Gold will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
NOTES
6.25% SENIOR NOTES DUE 2022
In November 2012, the Company issued an aggregate principal amount of $500 million 6.25% senior notes maturing on November 15, 2022 (“2022 Notes”).  The 2022 Notes were issued pursuant to an indenture dated November 14, 2012, between the Company and Computershare Trust Company, N.A., as trustee (“2022 Note Indenture”).  The 2022 Notes are direct, senior obligations of the Company and are not secured by any mortgage, pledge or charge.
Interest on the 2022 Notes is payable in arrears in equal semi-annual installments on May 15 and November 15 each year.  The Company has the option to redeem the 2022 Notes at a price ranging from 103.125% to 100% of face value, with the rate decreasing based on the length of time the 2022 Notes are outstanding. The Company repurchased for cancelation $100 million of the 2022 Notes in September and October of 2019.
The 2022 Note Indenture provides that in the event of a change of control of the Company, as defined therein, each holder of the 2022 Notes will have the right to cause the Company to repurchase some or all of its 2022 Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.  In addition, the 2022 Note Indenture requires the Company to comply with certain reporting and other covenants.
6.375% SENIOR NOTES DUE 2025
In May 2017, the Company issued an aggregate principal amount of $300 million 6.375% senior notes maturing on May 15, 2025 (“2025 Notes”).  The 2025 Notes were issued pursuant to an indenture dated May 18, 2017, between the Company and Computershare Trust Company, N.A., as trustee (“2025 Note Indenture”).  The 2025 Notes are direct, senior obligations of the Company and are not secured by any mortgage, pledge or charge.
Interest on the 2025 Notes is payable in arrears in equal semi-annual installments on May 15 and November 15 each year.  On or after May 15, 2020, the Company has the option to redeem the 2025 Notes at a price ranging from 104.781% to 100% of face value, with the rate decreasing based on the length of time the 2025 Notes are outstanding, and before May 15, 2020, the Company may redeem the 2025 Notes at 100% of face value plus a “make whole” premium.

The 2025 Note Indenture provides that in the event of a change of control of the Company, as defined therein, each holder of the 2025 Notes will have the right to cause the Company to repurchase some or all of its 2025 Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.  In addition, the 2025 Note Indenture requires the Company to comply with certain reporting and other covenants.
DIVIDENDS
To date, New Gold has not paid dividends on its shares.  The Company currently intends to retain future earnings, if any, for use in its business and does not, at this time, anticipate paying dividends on its shares.  Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.  Further, pursuant to debt instruments of the Company in place from time to time, the Company may, in certain circumstances, be required to obtain consent from lenders prior to declaring dividends.
DESCRIPTION OF CAPITAL STRUCTURE
COMMON SHARES
The Company is authorized to issue an unlimited number of Common Shares without par value, of which 675,957,106 Common Shares were issued and outstanding at the close of business March 25, 2020.  Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, and to attend and to cast one vote per Common Share at all such meetings.  Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.
Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and, on the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation.  The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.
The Company also has options and notes outstanding. See the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2019 for additional information regarding the Company’s convertible securities.
RATINGS
Below are the ratings for New Gold’s corporate debt as at March 25, 2020:
●	Standard & Poor’s Ratings Services: B (Recovery Rating: 3)
●	Moody’s Investors Service: B3 (SGL-3)

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities; an indication of the likelihood of repayment for an issue of securities; and an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings are not assurances of credit quality or exact measures of the likelihood of default.
The information concerning the Company’s credit ratings relates to New Gold’s financing costs, liquidity and operations. The availability of funding options may be affected by certain factors, including the global capital market environment and outlook as well as the Company’s financial performance. New Gold’s ability to access capital markets at competitive rates is dependent on its credit rating and rating outlook, as determined by credit rating agencies such as S&P and Moody’s (both as defined below), and if the Company’s ratings were downgraded, financing costs and future debt issuances could be unfavourably impacted. A description of the rating agencies’ credit ratings listed above is set out below.
Standard & Poor’s Ratings Services (“S&P”) credit ratings are on a rating scale ranging from AAA to D, which represents the range from highest to lowest quality. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. S&P’s rating is a forward looking opinion about credit risk and assesses the credit quality of the individual debt issue and the relative likelihood that the issuer may default.  B rating is ranked seventh out of S&P’s twelve major rating categories. According to the S&P rating system, an obligor of debt securities rated B has the capacity to meet its financial commitment on the debt security, however, adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. In addition, S&P uses a scale of 1+ to 6 for recovery ratings, which represent the range, from high to low, of the percentage of principal and unpaid accrued interest that an investor may expect to receive in the case of default.  A “3” recovery rating ranks fourth out of S&P’s seven recovery rating categories, and indicates S&P’s expectation of meaningful (50% -70%) recovery in a default scenario.
Moody’s Investors Service (“Moody’s”) credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality, with a rating of B being the sixth highest of nine major categories. The generic rating classifications from Aa through Caa may be modified by the numerical modifiers 1, 2 and 3. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category.   According to Moody’s, obligations rated B3 are considered speculative and subject to high credit risk.  In addition, Moody’s uses a speculative-grade loss (“SGL”) assessment scale of 1 to 4, which represents Moody’s opinion about issuers' relative abilities' to generate cash from internal resources and external sources of committed financing in relation to their cash obligations over the coming 12 months.  A SGL-3 ranks third out of Moody’s four SGL assessment categories. Issuers rated SGL-3 possess adequate liquidity. They are expected to rely on external sources of committed financing. Based on Moody's evaluation of near term covenant compliance there is only a modest cushion, and the issuer may require covenant relief in order to maintain orderly access to funding lines.
The credit ratings for New Gold’s corporate debt are based on, among other things, information furnished to the above ratings agencies by the Company and information obtained by the ratings agencies from publicly available sources. The credit ratings are not recommendations to buy, sell or hold securities since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings given to New Gold’s corporate debt may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this Annual Information Form. See also “Risk Factors”.

MARKET FOR SECURITIES
TRADING PRICE AND VOLUME
Common Shares
The Common Shares of the Company are listed and posted for trading on the TSX and NYSE American in each case under the symbol “NGD”. The following table contains information relating to the trading of the Common Shares in Canadian dollars on the TSX for the months indicated.
2019	High (C$)	Low (C$)	Volume
January	1.65	1.05	32,894,120
February	1.75	1.11	35,116,861
March	1.21	1.09	32,168,694
April	1.28	1.11	11,463,626
May	1.18	0.82	20,503,576
June	1.28	0.86	47,523,165
July	2.03	1.15	49,583,016
August	1.84	1.44	53,056,878
September	1.78	1.32	57,313,038
October	1.44	1.21	21,445,513
November	1.43	1.03	17,439,945
December	1.22	1.01	18,183,493
The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2019, the last trading day prior to year-end, was C$1.15 and on March 25, 2019 was C$0.87.
DIRECTORS AND OFFICERS
The names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the directors and executive officers of the Company as at March 25, 2020 are set out below.  In addition, the principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in their biographies.
As at March 25, 2020, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,314,713 common shares of the Company, representing approximately 0.2% of its issued and outstanding shares.
The term of each director of the Company expires at the annual general meeting of shareholders, where they can be nominated for re-election.  The Company’s officers hold their respective offices at the discretion of the board, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and committees.

RENAUD ADAMS
Ontario, Canada
Director since:
September 12, 2018
Non-Independent Director President and Chief Executive Officer

Securities on March 25, 2020
Common Shares: 600,000
PSUs: 1,397,721
RSUs:  456,081

Renaud Adams has more than 25 years of experience in the mining industry. He was the President and Chief Executive Officer of Richmont Mines Inc. from 2014 until the sale of the company to Alamos Gold in November 2017. During Mr. Adams’ time at Richmont Mines, production at the company’s principal mine more than doubled, Mineral Reserves more than tripled, and costs were reduced to make the Island Gold Mine in Ontario one of the lowest cost operating underground mines in the Americas. From 2011 to 2014, Mr. Adams was the Chief Operating Officer at Primero Mining Corporation, and prior to that he was with IAMGOLD Corporation from 2007 to 2011 as the General Manager of the Rosebel mine in Suriname and then the Senior Vice President, Americas Operations. Prior to IAMGOLD, Mr. Adams held various senior operations positions at mining operations located in the Americas. Mr. Adams is also a director of GT Gold Corp. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University in Quebec, Canada.

NICHOLAS CHIREKOS Colorado, United States Director since: May 27, 2019 Independent Director Securities on March 25, 2020 DSUs: 107,698
Nick Chirekos was appointed to the board on May 27, 2019 and has more than 25 years of experience in investment banking and capital markets, with a focus on the mining industry.  He served in various investment banking roles at J.P. Morgan Securities Inc. from 1987 until his retirement in 2016.  His roles included Managing Director, North American Head of Mining from 2002 to 2016, and Global Head of Mining and Metals from 2000 to 2002. Mr. Chirekos brings extensive expertise in mergers and acquisitions, equity, equity linked and fixed income transactions and was formerly a member of J.P. Morgan’s Investment Banking North American Reputational Risk Committee.  Mr. Chirekos is also a director of Peabody Energy Corporation and the Reiman School of Finance Advisory Board at the University of Denver’s Daniels College of Business.  He holds a Bachelor of Science degree from the University of Denver and a Master of Business Administration degree from New York University.  Mr. Chirekos ’s principal occupation is as a corporate director.

GILLIAN DAVIDSON Edinburgh, United Kingdom Director since: April 25, 2018 Independent Director Securities on March 25, 2020 DSUs: 209,396
Gillian Davidson has 20 years of experience as an internal and external advisor to companies and other organizations regarding sustainability, social license and community relations. Most recently, Dr. Davidson was the Head of Mining and Metals for the World Economic Forum from 2014 to 2017, where she led global and regional engagement and multi-stakeholder initiatives to advance responsible and sustainable mining. From 2008 to 2014, she was Director of Social Responsibility at Teck Resources Limited, supporting social and environmental commitments and performance across the mining lifecycle. Before joining Teck, Dr. Davidson held roles related to community development, environment and natural resources as a consultant and in government. Dr. Davidson presently serves as a director on the board of Lydian International Limited as well as a director on the board of Central Asia Metal Limited and Chair of the Sustainability Committee. Dr. Davidson has an Honours Master of Arts in Geography from the University of Glasglow, a PhD in Development Economics and Economic Geography from the University of Liverpool and is an alumnus of the Governor General of Canada’s Leadership Conference.   Dr. Davidson is also chair of International Women in Mining.  Dr. Davidson’s principal occupation is as a consultant.

JAMES GOWANS British Columbia, Canada Director since: July 9, 2018 Independent Director Securities on March 25, 2020 Common Shares: 30,000 DSUs: 214,963
James Gowans has more than 30 years of experience in mineral exploration, mine feasibility studies, mine construction and commissioning and the development of best practices in mine safety, operations and economic performance improvement. From January 2016 to August 2018, he was the President and Chief Executive Officer of Arizona Mining Inc. Previously, he was with Barrick Gold Corporation as Senior Advisor to the Chairman from August to December 2015, Co-President from July 2014 to August 2015, and Executive Vice President and Chief Operating Officer from January to July 2014. From 2011 to 2014, Mr. Gowans was the Managing Director of Debswana Diamond Company (Pty) Ltd., and prior to that he held executive positions at various companies including De Beers SA, De Beers Canada Inc., PT Inco Indonesia tbk and Placer Dome Inc. Mr. Gowans previously served as the President of the Canadian Institute of Mining, Metallurgy and Petroleum, the Chair of the Board of the Mining Association of Canada, and a director of the Conference Board of Canada. He currently serves on the boards of directors of Cameco Ltd., Titan Mining Corporation and Trilogy Metals Inc. He is also the interim President and Chief Executive Officer of Trilogy Metals Inc. Mr. Gowans is a Professional Engineer, holds a Bachelor of Applied Science degree in mineral engineering from the University of British Columbia, and attended the Banff School of Advanced Management.  Mr. Gowans’s principal occupation is as a corporate director.

MARGARET MULLIGAN Ontario, Canada Director since: April 25, 2018 Independent Director Securities on March 25, 2020 DSUs: 200,380
Margaret (Peggy) Mulligan has over 35 years of experience in audit and finance. From 2008 to 2010, Ms. Mulligan was the Executive Vice President and Chief Financial Officer of Biovail Corporation and from 2005 to 2007 she was the Executive Vice President and Chief Financial Officer of Linamar Corporation. From 1994 to 2004, Ms. Mulligan was the Senior Vice President, Audit and Chief Inspector and then the Executive Vice President, Systems and Operations of The Bank of Nova Scotia. Before joining Scotiabank, she was an Audit Partner with PricewaterhouseCoopers. She holds a Bachelor of Math (Honours) from the University of Waterloo and is a Chartered Professional Accountant, FCPA, CA. Ms. Mulligan also serves as a director on the board of Canadian Western Bank.  Ms. Mulligan’s principal occupation is as a corporate director.

IAN PEARCE Ontario, Canada Director since: April 27, 2016 Independent Director Securities on March 25, 2020 Common Shares: 27,200 DSUs: 378,834
Ian Pearce is the Chair of the Board of New Gold. Mr. Pearce has over 35 years of experience in the mining industry. From 1993 to 2003, Mr. Pearce held progressively more senior engineering and project management roles with Fluor Inc., including managing numerous significant development projects in the extractive sector. From 2003 to 2006, Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer, and he subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc, from 2006 to 2013. From 2013 to 2017, Mr. Pearce was a partner of X2 Resources, a private partnership focused on building a mid-tier diversified mining and metals group. Mr. Pearce currently serves as the Chair of the Board of MineSense Technologies Ltd., a technology company seeking to improve the ore extraction and recovery process, and as a Senior Advisor at KoBold Metals, a company that deploys digital tools to discover new cobalt deposits. He is a director of Nexa Resources S.A.as well as Vice Chair and Director of Outotec Oyj. He served as the Chair of the Board of Nevsun Resources Ltd. up to its acquisition by Zijin Mining Group Co. Ltd. in December 2018. Mr. Pearce holds a Higher National Diploma in Engineering (Mineral Processing) and a Bachelor of Science degree from the University of the Witwatersrand in South Africa. Mr. Pearce’s principal occupation is as a Corporate Director.

MARILYN SCHONBERNER Alberta, Canada Director since: June 26, 2017 Independent Director Securities on March 25, 2020 DSUs: 256,520
Marilyn Schonberner served as the Chief Financial Officer and Senior Vice President, and an Executive Director, of Nexen Energy ULC from January 2016 to June 2018. She joined Nexen in 1997 and over her 21 year career with the company held positions of increasing responsibility including General Manager of Human Resources Services; Director of Corporate Audit; Director of Business Services U.K.; and Treasurer and Vice President of Corporate Planning. Prior to joining Nexen, Ms. Schonberner spent over 15 years in finance, strategic planning and organization development in the energy sector and as a consultant. Ms. Schonberner currently serves on the board of directors of Wheaton Precious Metals Corp. and she is a member of the Executive Committee of the Calgary Chapter of the Institute of Corporate Directors. Ms. Schonberner holds a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She is a CPA, CMA and a Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and has obtained the ICD.D designation from the Institute of Corporate Directors. Ms. Schonberner’s principal occupation is as a Corporate Director.

ROBERT CHAUSSE Ontario, Canada Executive Vice President and Chief Financial Officer Securities on March 25, 2020 Common Shares: 500,000 PSUs: 646,653 RSUs: 186,655
Robert Chausse has an extensive background of more than 25 years of international finance and mining experience. Most recently, he was Chief Financial Officer of Richmont Mines Inc., prior to which he was Chief Financial Officer at Stornoway Diamonds. From 2013 to 2015, Mr. Chausse was Executive Vice President and Chief Financial Officer of AuRico Gold, and from 2009 to 2013, he served as Vice President of Finance, Operations and Projects for Kinross Gold. He also served as Chief Financial Officer for Baffinland Iron Mines Corporation from 2006 to 2009 and held increasingly senior positions with Barrick Gold from 1998 to 2006. Rob received his Chartered Accountant designation in 1990.

ANNE DAY Ontario, Canada Vice President, Investor Relations Securities on March 25, 2020 Common Shares: 135,000 PSUs: 189,060 RSUs: 76,408
Anne Day is a senior executive with more than 20 years of capital market experience that includes the development and implementation of effective global investor relations strategies, primarily in the mining sector. From 2015 to 2017, Anne was Senior Vice President, Investor Relations for Richmont Mines, where she was part of the senior executive team that led the transformation of Richmont to be one of the top junior mining companies in the Americas. From 2007 to 2015, she was Vice President, Investor Relations for AuRico Gold. Anne also served on the Board of Directors of AuRico Metals from 2015 to 2017. Anne holds a B. Comm degree (Marketing), an MBA (Finance) from the Sobeys School of Business and an ICD.D designation from the Rotman School of Management.

SEAN KEATING Ontario, Canada Vice President, General Counsel and Corporate Secretary Securities on March 25, 2020 Common Shares: 1,480 PSUs: 144,485 RSUs: 51,802
Sean Keating has over 15 years’ experience in corporate and securities law and mergers and acquisitions, primarily in the mining industry.  Sean joined New Gold in 2016 and was Assistant General Counsel prior to his appointment as Vice President, General Counsel and Corporate Secretary in November 2019.  Prior to joining New Gold, Sean was corporate counsel to Barrick Gold Corporation from 2010 to 2015 where he was involved in mergers and acquisitions, financings, commercial transactions, corporate governance, regulatory compliance and capital project development.  From 2005 to 2010, Sean practiced law at Torys LLP in the capital markets and mergers and acquisitions groups.  Sean holds a J.D. and M.B.A. from the University of Toronto and a B.Sc. (Chemistry) from St. Francis Xavier University.

ANKIT SHAH Ontario, Canada Vice President, Strategy and Business Development Securities on March 25, 2020 Common Shares: 21,033 PSUs: 146,794 RSUs: 57,568
Ankit Shah is a mining finance executive with fifteen years of experience in strategy, corporate development, capital allocation and investor relations, primarily within the mining industry.  Ankit joined New Gold in 2010 with the primary focus of working with the corporate development and investor relations teams.  Since that time, Ankit has taken on progressively more responsibility for many facets of the business, including working with both the operations and exploration groups of the company.  Prior to joining New Gold, Ankit worked for both Ernst & Young and KPMG within their Assurance and Financial Advisory practices.  Ankit is both a Chartered Accountant and Chartered Professional Accountant.

ERIC VINET Quebec, Canada Vice President, General Manager, Rainy River Securities on March 25, 2020 PSUs: 246,269 RSUs: 99,550
Eric Vinet has over 29 years of experience in the mining industry and brings with him a wealth of knowledge in numerous areas of mining production, including with various types of deposits: precious metals (Au, Ag), base metals (Cu, Zn, Ni), as well as with both underground and open pit mining operations. Mr. Vinet has been involved at various stages of mine construction and optimization, general site layout, and water and tailings facilities. Underground project experience includes backfill/pastefill systems, alimak/raisebore, ventilation, production methods and others to optimize the operations. He was General Manager for Semafo at the Mana Gold mine in Burkina Faso and also at the Samira Hill mine in Niger, both open pit mines. His open pit experience includes supervisory roles at the Jeffrey mine and at McWatters Mines Inc., both in Canada. Prior to this, he held a similar role with Scorpio Mining at the Nuestra Senora mine in Mexico, an underground mining operation. Additional underground mining experience includes: Aur Resources (Mine Louvicourt) Quebec - Project Engineer and Supervisory roles; Kahama Mining (Bulyanhulu Mine) Tanzania - Underground Production Supervisor; Canmet Laboratory - Research Engineer; Campbell Resources Inc., Chibougamau Quebec– Superintendent; Breakwater Resources (El Mochito mine), Honduras - Mine Manager; and Les Mines Sigma ltd, Val D’or Quebec - Project Engineer and Supervisory roles with narrow vein mining. In the last two years he has also worked on several studies with DRA and InnovExplo. Mr. Vinet graduated from École Polytechnique de Montreal with a Bachelor's degree in Mining Engineering in 1989.

STANDING COMMITTEES OF THE BOARD
There are currently four standing committees of the board of directors: the Audit Committee, the Compensation Committee; the Corporate Governance and Nominating Committee, and the Technical and Sustainability Committee.  The following table identifies the members of each of these committees and indicates whether each committee member is considered independent or non-independent:
Board Committee	Committee Members	Status
Audit Committee	Marilyn Schonberner (Chair)	Independent
	Nicholas Chirekos	Independent
	Margaret Mulligan	Independent
Human Resources and Compensation Committee	James Gowans (Chair)	Independent
	Ian Pearce	Independent
	Marilyn Schonberner	Independent
Corporate Governance and Nominating Committee	Margaret Mulligan (Chair) Nicholas Chirekos Gillian Davidson	Independent Independent Independent
Technical and Sustainability Committee	Gillian Davidson (Chair)	Independent
	James Gowans	Independent
	Ian Pearce	Independent
CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
No director or executive officer of the Company is, or within ten years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company (including New Gold) that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company, (i) is, or within ten years prior to the date of this Annual Information Form has been, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
CONFLICTS OF INTEREST
Certain directors and officers of the Company also serve as directors or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  The Company has adopted a Code of Business Conduct and Ethics that addresses potential conflicts of interest.
AUDIT COMMITTEE
Audit Committee Charter
The Company’s Audit Committee Charter is set out in full in Schedule A.
Composition of the Audit Committee
The following directors are members of the Audit Committee as at March 25, 2020:
Marilyn Schonberner (Chair)	Independent (1)	Financially literate (2)
Nicholas Chirekos	Independent (1)	Financially literate (2)
Margaret Mulligan	Independent (1)	Financially literate (2)
(1)
A member of an Audit Committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

(2)
An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience
The education and experience of each Audit Committee member relevant to the performance of his responsibilities as a member of the Audit Committee is described in their respective biographies set out under the heading “Directors and Officers” on page 60.
Pre-Approval Policies and Procedures
The Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor.  The Committee has delegated to the Chair the authority to pre-approve proposals for non-audit related services to be provided by the Company’s auditors up to a value of C$25,000 per engagement up to a maximum of C$75,000 in a calendar year, and to report any such approvals to the Committee as a whole at the next Committee meeting.  The Chair of the Committee is responsible for proper implementation of and compliance with this policy. In accordance with this policy, 100% of external auditor services described below were pre-approved by the Audit Committee or the Chair of the Audit Committee. None of the audit-related services described below were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

External Auditor Service Fees (by category)
The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years are as follows:
Financial Years Ending December 31	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
2019	C$1,176,500	C$266,956	C$55,106	C$240,000
2018	C$1,881,667	C$24,903	C$53,006	C$15,000
(1)	The aggregate fees billed for the performance of the audit or review of the Company’s financial statements.
(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”, including fees related work done related to the Company’s equity offering in August 2019.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	In 2019, All Other Fees consists of a strategic planning workshop organized by Monitor Deloitte.
Deloitte LLP is the independent registered public accounting firm that has been appointed as the external auditor of New Gold and is independent with respect to the Company within the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business.  As of the date hereof, except as disclosed below, there are no outstanding material proceedings to which the Company is a party.
In March of 2020, the Company received a statement of claim filed with the Ontario Superior Court of Justice by Shahin Elfving, Jack Morrison and Linda Morrison (the “Plaintiffs”). The Plaintiffs assert various contractual, misrepresentation,  unjust enrichment and other claims relating to royalty interests on certain properties at the Rainy River Mine and seek various forms of relief, including an unspecified amount of damages and declaratory relief, including among others things, a declaration that: (a) the original option agreement lapsed or is invalid; (b) amendments to the option agreement are invalid; and (c) they are entitled to a 10% net proceeds of production royalty.  The Company believes the claims are without merit and intends to vigorously defend itself.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Since January 1, 2017, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR
The Company’s transfer agent and registrar is Computershare Investor Services Inc. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, British Columbia, V6C 2T5; and (ii) 100 University Avenue, Toronto, Ontario, M5J 2Y1.
MATERIAL CONTRACTS
Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year or prior financial year which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:
●
Indenture dated as of November 14, 2012 between New Gold Inc., the Guarantors (Metallica Resources Inc., Minera San Xavier S.A. de C.V., Peak Gold Ltd., Peak Gold Mines Pty Ltd., Rockcliff Group Limited, Western Goldfields Inc. and Western Mesquite Mines, Inc.), and Computershare Trust Company, N.A. (as Trustee) relating to the 6.25% Senior Notes due 2022.  See “Notes” on page 57 for more information.

●
Indenture dated as of May 18, 2017 between New Gold Inc., the Guarantors (Minera San Xavier S.A. de C.V., New Gold Mesquite Inc., New Gold CSP Ltd., New Gold Finance Inc., Western Goldfields (USA) Inc., New Gold Netherlands Cooperatie U.A., Peak Gold Asia Pacific Pty Ltd., Peak Gold Mines Pty Ltd. and Western Mesquite Mines, Inc.), and Computershare Trust Company, N.A. (as Trustee) relating to the 6.375% Senior Notes due 2025.  See “Notes” on page 57 for more information.

●
Amended and Restated Credit Agreement dated as of October 30, 2018 between New Gold Inc. (as borrower) and The Bank of Nova Scotia and RBC Capital Markets (as Co-Lead Arrangers and Joint Book Runners) and The Bank of Nova Scotia (as Administrative Agent) and Royal Bank of Canada (as Syndication Agent) and The Bank of Nova Scotia, Royal Bank of Canada, JPMorgan Chase Bank, N.A., The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, Bank of Montreal, Export Development Canada and Bank of America, N.A., Canada Branch (as Lenders) described under the heading “General Development of the Business - Developments - Financial” on page 57.

●
New Afton PA dated February 24, 2020 between New Gold Inc. and 2742150 Ontario Limited, an affiliate of Ontario Teachers’ described under the heading “General Development of the Business – Developments – Mines and Projects – New Afton Mine” on page 10.

TECHNICAL REPORTS
Below are the titles, authors and dates of the most recent technical reports (the “Technical Reports”) for each of New Gold’s material properties (as described under “Description of the Business” on page 12), which are all filed in accordance with NI 43-101 and available under the Company’s profile on SEDAR at www.sedar.com.
●
The most recent technical report on the Rainy River Mine that is filed on SEDAR at www.sedar.com is titled “New Gold Rainy River NI 43-101 Technical Report” dated March 12, 2020 by Mr. F. McCann, P.Eng., Mr. H. Smith, P.Eng., Mr. Mo Molavi, P.Eng., Dr. A Ross, P.Geo. and Ms. D. Nussipakynova, P.Geo. for AMC Mining Consultants (Canada) Ltd.; Mr. A. Millar, MAusIMM, CP, for AMC Mining Consultants Pty Ltd.; Mr. K. Bocking, P. Eng., for Gold Associates Ltd.; Mr. E. Saunders, P. Eng., for SRK Consulting (Canada) Inc.; Mr. A. Zerwer, P.Eng., for BGC Engineering Inc.; and Ms. T. Griffith, P.Eng., Senior Environmental Specialist, Rainy River Mine, New Gold Inc.

●
The most recent technical report on the New Afton Mine that is filed on SEDAR at www.sedar.com is titled “Technical Report on the New Afton Mine, British Columbia, Canada” dated February 28, 2020  by Normand L. Lecuyer, P.Eng., David W. Rennie, P.Eng., Holger Krutzelmann, P. Eng., and Luis Vasquez, M.Sc., P.Eng., for Roscoe Postle Associates Inc.

To New Gold’s knowledge,  the authors of the technical reports listed above held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the applicable Technical Report or received any securities in connection with the preparation of such report.

SCHEDULE A
AUDIT COMMITTEE CHARTER
1.	Purpose and Authority

The Audit Committee (“Committee”) is a committee of the Board of Directors (“the Board”). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the integrity of the financial statements of New Gold Inc. (the “Company”), compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for the Company's external and internal audit processes including the external auditor’s qualifications, independence and performance.

The Committee shall have access to such officers and employees of the Company, its external auditor and its legal counsel as the Committee considers to be necessary or desirable in order to perform its duties and responsibilities. In addition, the Committee shall have the authority and funding to retain independent legal, accounting and other consultants to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisers retained by the Committee and to the external auditor engaged by the Company for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities, the Committee shall maintain open communication between the Company's external auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member's duties as a member of the Board.

The Committee has the duty to review and ensure that the Company's financial disclosures are complete and accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, review compliance with laws and regulations and the Company's own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

2.	Membership and Composition

The Committee shall consist of at least three independent directors who shall serve on behalf of the Board. The Board, at its organizational meeting held in conjunction with each annual general meeting of the Shareholders, shall appoint the members of the Committee for the ensuing year.  Each member shall meet the independence, financial literacy and experience requirements of the TSX, the NYSE American and any other exchange upon which the securities of the Company may be listed to the extent required by the rules of such exchange, National Instrument 52-110 – Audit Committees, the U.S. Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934, and any other applicable regulatory bodies, as required. Each member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time in the preceding three years. The Board may, at any time and from time to time, remove or replace any member of the Committee, fill any vacancy in the Committee or add a member to the Committee.

Financial literacy requires that all members of the Committee shall have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member of the Committee shall be able to analyze and interpret a full set of financial statements, including the related notes, in accordance with International Financial Reporting Standards (“IFRS”) and at least one member of the Committee shall qualify and be designated as the Audit Committee Financial Expert as determined in the judgment of the Board with reference to applicable law and stock exchange rules.

A majority of members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other, will constitute a quorum for a meeting of the Committee.

The Board will appoint one member of the Committee to act as the chair (“Chair”) of the Committee. In his or her absence, the Committee may appoint another person to act as chair of a meeting of the Committee provided a quorum is present. The Chair will appoint a secretary of the meeting, who need not be a member of the Committee and who will maintain the minutes of the meeting.

3.	Meetings

At the request of the external auditor, the Chair of the Board, the President and Chief Executive Officer (“CEO”) or the Chief Financial Officer (“CFO”) of the Company or any member of the Committee, the Chair of the Committee will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chair, with the assistance of the CFO, will ensure that the agenda and meeting materials are distributed in a timely manner.

The Committee shall meet regularly and at least on a quarterly basis. The Committee shall hold in camera sessions without the presence of management after each meeting.

4.	Duties and Responsibilities

The Committee shall take charge of all responsibilities imparted on an audit committee of the Company, as they may apply from time to time, under the Business Corporations Act (British Columbia), National Instrument 52-110 – Audit Committees, the U.S. Sarbanes Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934, and stock exchange rules. The duties and responsibilities of the Committee include the following:

4.1	Financial Reporting and Disclosure

a.	Review and discuss with management and the external auditor at the completion of the annual examination:

i.	the Company's audited financial statements and related notes;

ii.	the external auditor's audit of the financial statements and their report;

iii.	any significant changes required in the external auditor's audit plan;

iv.	any serious difficulties or disputes with management encountered during the course of the audit; and

v.	other matters related to the conduct of the audit which are to be communicated to the Committee under IFRS.

b.	Review and discuss with management and the external auditor at the completion of any review engagement or other examination, the Company's quarterly financial statements.

c.
Review and discuss with management, prior to their public disclosure, the annual reports, quarterly reports, Management’s Discussion and Analysis (“MD&A”), earnings press releases and any other material disclosure documents containing or incorporating by reference audited or unaudited financial statements of the Company and, if thought advisable, provide their recommendations on such documents to the Board.

d.
Review and discuss with management any guidance being provided to shareholders on the expected earnings of the Company and, if thought advisable, provide their recommendations on such documents to the Board.

e.
Inquire of the auditors regarding the quality and acceptability of the Company's accounting principles and estimates, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

f.
Review the Company's compliance with any policies and reports received from regulators. Discuss with management and the external auditor the effect on the Company's financial statements of significant regulatory initiatives.

g.
Meet with the external auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Committee.

h.
Ensure that management has the proper and adequate systems and procedures in place for the review of the Company's financial statements, financial reports and other financial information including all Company disclosure of financial information extracted or derived from the Company’s financial statements, and that they satisfy all legal and regulatory requirements. The Committee shall periodically assess the adequacy of such procedures.

i.
Review with the Company's counsel, management and the external auditor any legal or regulatory matter, including reports or correspondence, which could have a material impact on the Company's financial statements or compliance policies.

j.
Based on discussions with the external auditor concerning the audit, the financial statement review and such other matters as the Committee deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements and MD&A on SEDAR and the inclusion of the audited financial statements in the Annual Report on Form 40-F.

4.2	External Auditor

a.
Be responsible for recommending to the Board the appointment of the Company's external auditor and for the compensation, retention and oversight of the work of the external auditor engaged by the Company. The external auditor shall report directly to the Committee. The Committee shall be responsible to resolve disagreements, if any, between management and the external auditor regarding financial reporting.

b.	Consider, in consultation with the external auditor, the audit scope and plan of the external auditor and the related engagement letter and recommend approval of same to the Board.

c.
Confirm with the external auditor and receive written confirmation at least once per year as to the external auditor's internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the external auditor.

d.	Take reasonable steps to confirm at least annually the independence of the external auditor, which shall include:

i.
ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company, consistent with IFRS, and determine that they satisfy the requirements of all applicable securities laws,

ii.
considering and discussing with the external auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditor, and

iii.
approving in advance any audit or permissible non-audit related services provided by the external auditor to the Company with a view to ensuring independence of the external auditor, and in accordance with any applicable regulatory requirements, including the requirements of all applicable securities laws with respect to approval of non-audit related services performed by the external auditor. Non-audit services of up to US$25,000 (and up to a cumulative amount of $75,000 in a calendar year) may be pre-approved by the Chair of the Committee and ratified at the next Committee meeting.

e.
Approve the lead audit partner for the Company's external auditor, confirm that such lead partner has not performed audit services for the Company for more than five previous fiscal years, and otherwise ensure the rotation of the lead partner and other partners in accordance with all applicable securities laws.

f.	Periodically review the performance of the Company’s external auditor and provide feedback to the extent deemed appropriate.

g.	Review and approve the Company's hiring policies regarding partners, employees and former employees of the present and former external auditors of the Company.

4.3	Internal Controls and Audit

a.
Review and assess the adequacy and effectiveness of the Company's systems of internal control and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

b.
Assess the requirement for the appointment of an internal auditor for the Company and, if the appointment of an internal auditor is deemed appropriate, be responsible for (i) approving the appointment and removal of such internal auditor, and (ii) if deemed appropriate, establishing a position description for such internal auditor.

c.
Review and approve the annual internal audit plan, and review on a periodic basis progress in executing the plan, significant changes to the plan, significant internal audit findings (including related to the adequacy of internal controls over financial reporting) and any significant internal fraud issues.

d.
Review disclosures made to the Committee by the Company's CEO and CFO during their certification process required under applicable Canadian and United States securities laws. Review any significant deficiencies in the design and operation of internal controls over financial reporting or disclosure controls and procedures and any fraud involving management or other employees who have a significant role in the Company's internal controls.

4.4	Financial Risk Management

a.	Ensure that principal areas of financial risk are identified and that plans and processes are in place to manage or mitigate these risks.

b.	Review and report to the Board regarding the structure and adequacy of the Company’s insurance program, having regard to the Company’s business and insurable risks.

4.5	General

a.
Unless otherwise delegated to another committee by the Board, conduct an ongoing review of any transaction now in effect, and review and approve in advance any proposed transaction, that could be within the scope of "related party transactions" as such term is defined in applicable securities laws, and establish appropriate procedures to receive material information about and prior notice of any such transaction.

b.
Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

c.
Conduct or authorize investigations into any matter within the scope of this Charter. The Committee may request that any officer or employee of the Company, its external legal counsel or its external auditor attend a meeting of the Committee or meet with any member(s) of the Committee.

d.	Review the qualifications of the senior accounting and financial personnel.

e.
Provide oversight of the Company’s policies, procedures and practices with respect to the maintenance of the books, records and accounts, and the filing of reports, by the Company with respect to third party payments in compliance with the Foreign Corrupt Practices Act (United States), Corruption of Foreign Public Officials Act (Canada), the Extractive Sector Transparency Measures Act (Canada) and similar applicable laws.

f.	Perform any other activities consistent with this Charter, the Company's Articles and governing law, as the Committee or the Board deems necessary or appropriate.

4.6	Oversight Function

While the Committee has the responsibilities and powers set out in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the external auditor. The Committee and the Chair and any members of the Committee identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are not specifically accountable or responsible for the day to day operation or performance of such activities. Although the designation of a member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a member of the Committee who is identified as having accounting or related financial expertise, like the role of all members of the Committee, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

5.	Chair of the Committee

The duties of the Chair of the Committee are set out in the Board Mandate. In addition to the duties of the Chair of the Committee set out in the Board Mandate, the Chair of the Committee will:

address, or cause to be addressed, all concerns communicated to him or her under the Company’s Whistleblower Policy or Code of Conduct.

This Charter will be reviewed annually and any recommended changes will be submitted to the Board for approval.

Reviewed and approved by the Board on February 12, 2020.

SCHEDULE B
DEFINITIONS
Unless otherwise defined, technical terms used in this Annual Information Form have the following meanings.  CIM Standards definitions are marked with an asterisk (*).
Term	Definition
atomic absorption (AA)	A spectroanalytical procedure for the quantitative determination of chemical elements employing the absorption of optical radiation (light) by free atoms in the gaseous state.
andesite	An extrusive igneous, volcanic rock of intermediate composition, with aphanitic to porphyritic texture.
assay	Analysis to determine the amount or proportion of the element of interest contained within a sample.
ball mill	A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.
batholith	A very large igneous intrusion extending deep in the earth's crust.
block cave
Used to mine massive, steeply-dipping ore bodies. An undercut with haulage access is driven under the ore body, with "drawbells" excavated between the top of the haulage level and the bottom of the undercut. The drawbells serve as a place for caving rock to fall into. The ore body is drilled and blasted above the undercut, and the ore is removed via the haulage access.

block model	A three-dimensional model that forms the basic framework of a Mineral Resource estimate.
bornite	A brittle reddish-brown crystalline mineral with an iridescent purple tarnish, consisting of a sulphide of copper and iron.
breccia
A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.

bullion	Gold or silver in bulk before coining, or valued by weight.
by-product	A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.
calc-alkalic	Rocks are rich in alkaline earths (magnesia and calcium oxide) and alkali metals and make up a major part of the crust of the earth's continents.
Cenozoic	The current and most recent of the three Phanerozoic geological eras, following the Mesozoic Era and covering the period from about 65 million years ago to the present.
chalcocite	A dark gray mineral that is an important ore of copper.
chalcopyrite
A copper mineral composed of copper, iron and sulphur. It tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.

Term	Definition
concentrate	A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
core
Cylindrical rock cores produced by diamond drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cores and lift them to the surface to be examined.

Cretaceous
A geologic period and system from circa 145 to 66 million years ago. The Cretaceous follows the Jurassic period and is followed by the Paleogene period of the Cenozoic era. It is the last period of the Mesozoic Era, and, spanning 80 million years, the longest period of the Phanerozoic Eon.

crushing	Breaking of ore into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.
crust	The outermost solid shell of a rocky planet, which is chemically distinct from the underlying mantle.
cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution.
decline	A downward inclined underground tunnel.
deformation	Change in the form or in the dimensions of a body produced by stress.
Devonian	A geologic period and system of the Paleozoic Era spanning from the end of the Silurian Period, about 419 million years ago, to the beginning of the Carboniferous Period, about 359 million years ago.
dilution	The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.
doré	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.
electrowinning	Recovery of a metal from a solution by means of electro-chemical processes.
Eocene
A major division of the geologic timescale and the second epoch of the Paleogene Period in the Cenozoic Era. The Eocene spans the time from the end of the Palaeocene Epoch to the beginning of the Oligocene Epoch. The start of the Eocene is marked by the emergence of the first modern mammals.

epithermal	A hydrothermal mineral deposit formed within about one kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins.
fault	A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture.
Feasibility Study
A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Term	Definition
felsic	Silicate minerals, magma, and rocks which are enriched in the lighter elements such as silicon, oxygen, aluminium, sodium, and potassium.
fire assay	Analysis to determine the amount or proportion of the element of interest contained within a sample alloy by removal of other metals. Also known as gravimetric analysis.
flotation	A separation process in which valuable mineral particles are induced to become attached to bubbles and float, while the non-valuable minerals sink.
formation	Unit of sedimentary rock of characteristic composition or genesis.
geophysical survey	Exploration activity mapping an area showing the physics of the earth.
grade	The amount of metal in each tonne of ore, expressed as grams per tonne for precious metals.
granite	A very hard, granular, crystalline, igneous rock consisting mainly of quartz, mica, and feldspar and often used as a building stone.
grinding (milling)	Powdering or pulverizing of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.
hectares	A metric unit of area measuring 100 metres by 100 metres.
hedging	Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.
Indicated Mineral Resource*
The part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource*
The part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

infill	The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.
intrusive	Igneous rock which, while molten, penetrated into or between other rocks and solidified before reaching the surface.

Term	Definition
lode	A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.
low-grade	Descriptive of ores relatively poor in the metal they are mined for; lean ore.
mafic	A group of dark-colored minerals, composed chiefly of magnesium and iron, that occur in igneous rocks.
Measured Mineral Resource*
The part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

mill	A processing facility where ore is finely ground and then undergoes physical or chemical treatment to extract the valuable metals. Also, the device used to perform grinding (milling).
mineral claim / property / concession	Authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining.
Mineral Reserve*
The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

Mineral Resource*
A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

Modifying Factors
Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Term	Definition
open pit mine	A mine where materials are removed entirely from a working that is open to the surface.
ore	Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
oxidation	Reaction of a material with an oxidizer such as pure oxygen or air in order to alter the state of the material.
oxide ore
Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.

Paleozoic
An era of geologic time that includes the Cambrian, Ordovician, Silurian, Devonian, Mississippian, Pennsylvanian and Permian periods and is characterized by the appearance of marine invertebrates, primitive fishes, land plants and primitive reptiles.

porphyry	A variety of igneous rock consisting of large-grained crystals, such as feldspar or quartz, dispersed in a fine-grained feldspathic matrix or groundmass.
Pre-Feasibility Study
A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

Probable Mineral Reserve*
The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Mineral Reserve*	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”
pyroclastic	Rocks produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.
pyrrhotite	A brownish yellow iron sulphide mineral.
Qualified Person*
An individual who (i) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining; (ii) has at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (iii) has experience relevant to the subject matter of the mineral project and the technical report; (iv) is in good standing with a professional association; (v) and in the case of a professional association in a foreign jurisdiction, has a membership designation that (a) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires (1) a favourable confidential peer evaluation of the individual’s character, professional judgment, experience, and ethical fitness; or (2) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

Term	Definition
quality assurance and quality control (QA/QC)	The process of measuring and assuring product quality to meet consumer expectations.
reclamation	The restoration of a site after mining or exploration activity is completed.
reclamation and closure costs
The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

recovered grade	Actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.
recovery
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

refining	The final stage of metal production in which impurities are removed from the molten metal.
reverse circulation
A drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.

run-of-mine (ROM)	Ore in its natural, unprocessed state; pertaining to ore just as it is mined.
sample	A small portion of rock, or a mineral deposit, taken so that the metal content can be determined by assaying.
scoping study	A technical and economic study conducted to investigate the approximate economics and viability of various development options for the mining and treatment of a mineral deposit.
sedimentary rocks	Secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.
semi-autogenous (SAG) mill	A steel cylinder with steel balls into which run-of-mine material is fed. The ore is ground with the action of large lumps of rock and steel balls.
shear zone	A geological term used to describe a geological area in which shearing has occurred on a large scale.
silica
The dioxide of silicon occurring in crystalline, amorphous, and impure forms (as in quartz, opal, and sand respectively). Used to manufacture a wide variety of materials, especially glass and concrete.

Term	Definition
sphalerite	A zinc mineral which is composed of zinc and sulphur.
stock	A magma that has intruded into pre-existing rock in a columnar shape, typically a kilometre or more in diameter.
stockpile	Broken ore heaped on the surface, pending treatment or shipment.
tailings	The material that remains after all metals considered economic have been removed from ore during milling.
tailings facility	A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.
terrane	Area of land of a particular character, e.g., mountainous, swampy.
tonne	Metric unit of mass equaling 1,000 kilograms or 2,240 pounds. Called a "long ton."
ton	Unit of weight equaling 2,000 pounds. Called a "short ton."
tuff	Rock composed of fine volcanic ash.
vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.
volcanics	A general collective term for extrusive igneous and pyroclastic material and rocks.

SCHEDULE C
ABBREVIATIONS AND MEASUREMENT CONVERSION
Unless otherwise defined, abbreviations used in this Annual Information Form have the following meanings:
μ	Micron
AA	Atomic Absorption
Ag	Silver
Au	Gold
°C	degree Celsius
°F	degree Fahrenheit
μg	Microgram
cm	Centimeter
cm2	square centimeter
Cu	Copper
ft	Foot
g	Gram
G	giga (billion)
HQ	diamond drill core measuring 2.5 inches in diameter (6.35 centimetres)
ICP	Induction Coupled Plasmaspectrometry
in	Inch
IRR	internal rate of return
K	kilo (thousand)
KWh	kilowatt-hour
kg	Kilogram
km	Kilometer
km2	kilometres squared
L	Litre
lb	Pound
m	Metre
m2	metres squared
M	mega (million)
mm	Millimeter
NPV	net present value.
NQ	diamond drill core measuring 1.78 inches in diameter (4.5 centimetres)
NSR	net smelter return
oz/t	ounce per ton
oz	Troy ounce/ounce (31.1035g)
Pb	Lead
PQ	diamond drill core measuring 3.35 inches in diameter (8.5 centimetres)
RC	reverse circulation
s	Second
st	short ton (one short ton equals 0.907 metric tonnes)
t	metric tonne (one metric tonne equals 1.102 short tons)
tpa	metric tonne per year
tpd	metric tonne per day
W	watt
yd	yard
Zn	Zinc

C-1

The following table lists Imperial measurements and their equivalent value under the Metric system:
Imperial	Converts to	Metric
1 in	=	2.54 cm
1 ft (12 in)	=	0.3048 m
1 yd (3ft)	=	0.9144 m
1 mile (1760 yd)	=	1.6093 km
1 square in (in2)	=	6.4516 cm2
1 square ft (ft2)	=	0.0929 m2
1 square yd (yd2)	=	0.8361 m2
1 acre (4840 yd2)	=	4046.9 m2
1 square mile (640 acres)	=	2.59 km2
short ton	=	0.907 metric tonnes

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SCHEDULE D
EXCHANGE RATE AND METAL PRICE INFORMATION
Exchange Rate
The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar (noon) for each of the three years ended December 31, 2019, 2018 and 2017 as quoted by the Bank of Canada, were as follows:
	2019	2018	2017
High	1.3600	1.3642	1.3743
Low	1.2988	1.2288	1.2128
Average (1)	1.3269	1.2957	1.2986
Closing	1.2988	1.3642	1.2545
(1) Calculated as an average of the daily noon rates for each period.
On March 25, 2020, the average exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1 = C$1.4302 and C$1= US$0.6992.
Gold Prices
The high, low, average and closing afternoon fixing gold prices per troy ounce for each of the three years ended December 31, 2019, 2018 and 2017, as quoted by the London Bullion Market Association (“LBMA”), were as follows:
	2019 ($)	2018 ($)	2017 ($)
High	1,546	1,355	1,346
Low	1,269	1,178	1,151
Average	1,392	1,269	1,257
Closing	1,514	1,279	1,291
On March 25, 2020, the closing afternoon LBMA gold price per troy ounce, as quoted by the LBMA, was $1605.45.
Copper Prices
The high, low, average and closing official cash settlement copper prices per pound for each of the three years ended December 31, 2019, 2018 and 2017, as quoted by the London Metal Exchange, were as follows:
	2019 ($)	2018 ($)	2017 ($)
High	2.98	3.29	3.27
Low	2.51	2.64	2.48
Average	2.72	2.96	2.80
Closing	2.79	2.71	3.25
On March 25, 2020, the closing official cash settlement copper price per pound, as quoted by the London Metal Exchange, was $2.16.

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